UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For December 2003

Commission File Number: 1-15174

Siemens Aktiengesellschaft
(Translation of registrant's name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☒ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Go for Profit and Growth!

SIEMENS

Short Report 2003


SIEMENS

Siemens stands for innovation, customer focus and global competitiveness – all around the world. Generating synergies for a unique array of products, services and solutions, our broad portfolio gives us a competitive edge, particularly in tough times.

We continue to pursue the timeless vision of our founder, Werner von Siemens: to develop cutting-edge technologies for a better world. Siemens embodies sustainable success on a global scale. Today, our **GLOBAL NETWORK OF INNOVATION** comprises more than 400,000 employees, millions of customers and hundreds of thousands of partners and suppliers in over 190 countries.

FINANCIAL HIGHLIGHTS

in millions of euros	2003[1]	2002[1]
New orders	75,056	86,214
Sales	74,233	84,016
Net income		
Excluding a gain on sales of shares of Infineon	2,445	1,661
Gain on sales of shares of Infineon	–	936
Total net income	2,445	2,597
Net cash provided by operating activities	5,712	5,564
Net cash used in investing activities	(3,939)	(810)
Research and development expenses	5,067	5,819
Shareholders' equity (September 30)	23,715	23,521
Employees (September 30, in thousands)	417	426

[1] Fiscal year: October 1 – September 30


München
New Delhi
Beijing



Dear shareholder,

Siemens' net income in fiscal 2003 was nearly 50 percent higher than the comparable figure a year earlier. In light of the generally unfavorable conditions on our markets, this is a major success. Most of our Groups have shown that they can hold their own – even in a difficult business environment. We have established a strong performance-oriented culture with clear goals, concrete measures and rigorous consequences.

Once again, cash flow development was especially gratifying. Net cash provided by operating activities, less net cash used in investing and financing activities, totaled €1.8 billion – despite supplemental contributions to our pension funds. The managers at our Groups have embraced the philosophy that "cash is king," having recognized that consistently positive cash flow gives our businesses the entrepreneurial leeway they need to secure competitive advantages, particularly when times are tough.

"We have established a strong performance-oriented culture with clear goals, concrete measures and rigorous consequences."

The capital markets have rewarded our success. Following declines in early October 2002 and in March 2003 – when the Siemens share price dropped to nearly €30 in a generally weak equity market – our stock rebounded sharply, to more than €50 a share at the end of the fiscal year. For fiscal 2003, we will propose a dividend of €1.10 per share. Your confidence in the Siemens share has paid off. And we will continue doing everything in our power to prove to you – and the capital markets – that Siemens is on course and making continuous headway.

At the end of 2000, as we neared completion of our Ten-Point Program, we negotiated medium-term margin targets with our Groups. These targets were partly based on market conditions at that time. In the spring of 2001, however, the information and communications market, in particular, showed first signs of major structural difficulties. In response, we launched our Operation 2003, which defined the key areas where countermeasures were necessary. The results are now in:

"Eight of our nine Groups with margin targets for fiscal 2003 came through with flying colors."

- Eight of our nine Groups with margin targets set for fiscal 2003 came through with flying colors. These Groups – Power Generation, Medical Solutions, Automation and Drives, Osram, Power Transmission and Distribution, Transportation Systems, Siemens VDO Automotive and Siemens Financial Services – achieved earnings that rank with the best in their industries. At Siemens Building Technologies, the only Group to clearly miss its target, we have taken appropriate action.
- We gave some Groups – primarily those in our I&C business area – more time to reach their margin targets because of the structural weaknesses in their markets. These Groups have also made solid progress. IC Mobile and Siemens Business Services were in the black in fiscal 2002 and again in 2003. IC Networks returned to profitability in the fourth quarter of fiscal 2003 after extensive restructuring.
- In asset management, our third action area, we exceeded our targets – as our cash flow figures clearly confirm.
- We also increased the profitability of our U.S. activities on a sustainable basis – another focus of Operation 2003. Only one of our U.S. Operating Companies posted a loss in 2003 – a situation we will correct in the current fiscal year.
- Our last action area involved cutting central costs. Here, too, we have been successful, slashing costs at our Corporate, Group and Regional headquarters by €1 billion within three years.

The Managing Board has decided not to change the Group margin targets. The Groups that have already reached their targets are making further progress. The others are intensifying their efforts to reach their targets as soon as possible.

Besides implementing Operation 2003, we also conducted a thorough review of our management system, which we wanted to make even more transparent and easier to understand. That's why we expanded our *top*+ business excellence program at the start of fiscal 2004, integrating it into a reorganized Siemens Management System.

In the future, we will concentrate on three Company-wide programs – *Innovation, Customer focus and Global competitiveness* – into which we are incorporating all our existing initiatives and projects. We are gearing our management development and employee learning measures to support and complement these programs.

At the end of October 2003, our Company's top managers committed themselves to our directive for fiscal 2004 – "Go for profit and growth" – and familiarized themselves with the three Company programs:

- As part of our *Innovation* program, we will focus more strongly on developing trendsetting technologies and cross-Group technology platforms. We have already scored initial successes in this area – for example, at Medical Solutions and at Automation and Drives. This program will enable us to leverage the Company's synergies even more effectively in the future.
- By implementing our *Customer focus* program, we intend to substantially boost growth – but not at the expense of earnings. Our regional strategies will continue to concentrate on Europe and the United States. In China, we are redoubling our efforts with a fresh initiative. We also foresee major potential in India and Russia.
- Under our *Global competitiveness* program, we plan to expand our presence at lower-cost locations. This applies to purchasing as well as to manufacturing, software development and administrative services.

"In the future, we will concentrate on three company-wide programs – *Innovation, Customer focus* and *Global competitiveness.*"

"We have established a highly transparent internal and external reporting system."

We see a good chance to increase sales and earnings once again by implementing these Company-wide programs. If the overall economic situation allows, we could even achieve a double-digit percentage increase in net income in fiscal 2004.

Siemens is renowned for its sound financial management. We have established a highly transparent internal and external reporting system. The Company is firmly committed to good corporate governance – and we practice what we preach. We welcome the discussion that is leading to more stringent accounting rules and regulations in the U.S. and Europe.

Our aim is to continually increase the value of the Company – your Company. At the same time, we subscribe to the principles of good corporate citizenship. As our Corporate Principles state: "Our ideas, technologies and activities help create a better world. Integrity guides our conduct toward our employees, business partners and shareholders." Ultimately, these values are the best prerequisite for sustainable success.

Heinrich v. Pierer

Dr. Heinrich v. Pierer
President and Chief Executive Officer
Siemens AG

At a glance

Managing Board of Siemens AG*




Klaus Wucherer, Prof. Dr.-Ing.
Edward G. Krubasik, Prof. Dr. rer. nat.
Uriel J. Sharef, Dr. rer. pol.
Johannes Feldmayer
Klaus Kleinfeld, Dr. rer. pol.
Claus Weyrich, Prof. Dr. phil. Dr.-Ing. E. h.
Rudi Lamprecht
Jürgen Radomski
Heinrich v. Pierer, Dr. jur. Dr.-Ing. E. h., President and Chief Executive Officer
Heinz-Joachim Neubürger
Erich R. Reinhardt, Prof. Dr.-Ing.
Thomas Ganswindt

* As of January 1, 2004

Stock market information

in euros	2003[1]	2002[1]
Stock price range (XETRA closing prices, Frankfurt)		
High	58.32	78.52
Low	32.05	34.00
Year-end	51.14	34.00
Number of shares (year-end, in millions)	891	890
Market capitalization (year-end, in millions of euros)	45,559	30,273
Per-share data		
Earnings per share	2.75	2.92
Earnings per share (fully diluted)	2.75	2.92
Dividend (comparable)	1.10[2]	1.00

Figures reflect the stock split of April 30, 2001 (one additional share for every two shares held).
[1] Fiscal year: October 1 to September 30
[2] To be proposed at the Annual Shareholders' Meeting



180
indexed
160
140
120
100
80
10/1/02
9/30/03
Siemens
Dow Jones STOXX®
DAX®

The Siemens share

As of September 30, 2003, the capital stock of Siemens AG totaled approximately €2.7 billion, representing some 891 million no-par value shares in registered form. Each share has one vote.

In fiscal 2003, the Siemens share was traded on all German stock exchanges, the Swiss stock exchange, and stock exchanges in London, Paris and New York. On the New York Stock Exchange, Siemens shares are traded in the form of ADRs (American Depositary Receipts), with one ADR corresponding to one Siemens share.



in billions of euros
74.2
84.0
87.0
Other
6%
6%
5%
Asia-Pacific
12%
12%
13%
The Americas
25%
29%
30%
Europe (excluding Germany)
34%
32%
30%
Germany
23%
21%
22%
2003
2002
2001

Sales by region

Adjusted for currency effects and portfolio activities, sales declined 4% in fiscal 2003 to €74.2 billion. They totaled €17.1 billion in Germany, €15.4 billion in the U.S. and €8.7 billion in Asia-Pacific. At €2.8 billion, sales in China were below the prior-year figure of €3.2 billion, primarily as a result of currency effects.

Investments in research and development

In fiscal 2003, Siemens invested €5.1 billion in research and development, or more than €23.2 million every workday. We have nearly 50,000 R&D employees worldwide. Their activities focus on all major markets that are undergoing dynamic economic and technological development.

Most of our R&D outlays flow into information, communications and automation technologies. Embedded software is playing an increasingly vital role in our products and systems, performing a growing range of functions in everything from communications networks, mobile phones, vehicle navigation systems and railway automation solutions to computed tomography systems for the healthcare community and control technology for power plants and power grids. Siemens has more than 30,000 software engineers around the globe.

Our R&D activities generate customer value by serving as a springboard for innovative products, systems and services. We aim to set the pace in as many sectors as possible. Critical success factors include systematic innovation planning, leadership in key strategic technologies, a strong patent portfolio and optimized innovation processes. We leverage technology synergies across the entire company, reaping the benefit of systematic best practice sharing and cross-Group technologies – such as software architecture and sensor systems, shared platforms like SIMATIC for automation applications and *syngo*® for diagnostic imaging.

Our innovative strength derives from the creativity, commitment and knowledge of our researchers around the world, who are the backbone of our GLOBAL NETWORK OF INNOVATION.

www.siemens.com/research_and_development



in billions of euros
5.07
5.82
Other
3%
6%
Lighting
4%
4%
Medical
13%
11%
16%
Transportation
17%
7%
Power
7%
15%
Automation and Control
17%
41%
Information and Communications
39%
2003
2002

Patents

In fiscal 2003, our innovative solutions yielded more than 7,000 inventions, and we filed patent applications for over two-thirds of these. Siemens is a leader in international patent statistics. In Germany, we were the largest applicant, while in Europe we held the No. 2 spot. We also ranked among the top ten patent holders in the United States. More than 45,000 patents worldwide are a testimony to our power of innovation.

Our competitive position in the patent field also depends on the strategic management of our patent portfolio. Rigorous patent management entails focusing on trendsetting technologies, eliminating any gaps in our patent portfolio, optimizing our portfolio for each region, and exchanging and granting licenses.

www.siemens.com/intellectual_property


Other
8,000 = 2%
Germany
170,000 = 41%
Asia-Pacific
44,000 = 11%
The Americas
87,000 = 20%
Europe
(excluding Germany)
108,000 = 26%

Employees worldwide

At the end of fiscal 2003, Siemens had 417,000 employees worldwide. Germany accounted for 41% (170,000) of this total, followed by the other European countries, with 26% (108,000). North America was home to roughly 16% (69,000) of our workforce, while Asia-Pacific contributed about 11% (44,000), and Latin America 4% (18,000). Approximately 2% (8,000) of our employees worked in other regions (Africa, the Middle East, the C.I.S. countries).

Women at Siemens

Women comprise 27% (112,000) of our global workforce. Twenty percent of the women employed at Siemens (23,000) hold university degrees, of which 10,000 are in technical or scientific fields. In fiscal 2003, roughly 34% (10,900) of all new hires worldwide were women. At the end of the fiscal year, women occupied 9% (around 5,250) of our 58,400 managerial positions.

Developing our people's competencies

Our commitment to vocational training and continuing education is unwavering. About 40% of the roughly €500 million we invested in this area in fiscal 2003 flowed into vocational training and 60% into business-oriented continuing education. Our vocational training programs span 35 professions and courses of study. Some 12,000 young people are currently enrolled in apprenticeship and work-study programs.


University degrees
141,000 = 34%
of which
104,000 = 25%
are in engineering
or the sciences
Vocational training
or apprenticeship
143,000 = 34%
Unrelated
qualifications or
no prior training
133,000 = 32%

Employee qualifications

More than two-thirds (68% or some 284,000) of our 417,000 employees have professional qualifications. Thirty-four percent (141,000) hold university degrees, of which 25% (104,000) are in engineering or the sciences. Another thirty-four percent (143,000) have earned a vocational school diploma or completed an apprenticeship. Slightly less than one-third (133,000) have qualifications in fields unrelated to their work or are without any prior professional training.

New hires

Last fiscal year, we hired 32,200 employees worldwide, 30% (9,700) of whom hold university degrees. Roughly two-thirds (6,400) of our university-trained new hires are engineers or scientists. As these figures attest, we continue to boast a highly-qualified workforce.

Group Presidents*



Herbert Lohneiß, Dr. rer. nat.
SFS

Johann Löttner
SD

Hans M. Schabert
TS

Erich R. Reinhardt, Prof. Dr.-Ing.
Med

Klaus Voges
PG

Wolfgang Dehen
SV

Heinrich Hiesinger, Dr.-Ing.
SBT

Wolf-Dieter Bopst, Dr. oec. publ.
Osram



Joergen Ole Haslestad
I&S

Udo Niehage, Dr.-Ing.
PTD

Helmut Gierse
A&D

Thomas Ganswindt
ICN

Paul A. Stodden
SBS

Rudi Lamprecht
ICM

* As of January 1, 2004



Dear shareholder,

The Supervisory Board of Siemens AG focused intensively on the Company's situation throughout fiscal 2003. We advised the Managing Board, monitored Company management and were involved in major Company decisions. The Managing Board provided us with regular, timely and comprehensive information on all relevant topics.

Advisory focal points

At five meetings during the course of the year, the Managing Board reported to us on business and financial developments at the Company, key business events and general strategies and planning. Between these meetings, the Managing Board informed us in writing about important developments. As Chairman of the Supervisory Board, I was also kept up-to-date on major issues and upcoming management decisions.

The Supervisory Board, or its committees, approved important business decisions requiring Board approval.

In its deliberations, the Supervisory Board focused on the effects of the difficult economic and geopolitical environment, the far-reaching structural changes currently taking place in the information and communications market, the measures which have been introduced to further optimize our business portfolio, and Siemens' corporate governance system.

The challenge at Information and Communications

Since early 2001, the Company's largest business area – Information and Communications – has been adversely affected by a sharp and prolonged downturn in market demand. Since then, we have regularly reviewed the steps being taken to restore the profitability of the three I&C Groups. The Presidents of IC Networks (ICN) and IC Mobile (ICM) reported to us in fiscal 2002, and the President of Siemens Business Services (SBS) reported to us in December 2002.

I am happy to report that ICM and SBS were profitable again in fiscal 2003, despite the difficult business environment. After two years in the red, ICN returned to profitability in the fourth quarter of fiscal 2003.

The I&C Groups must now make every effort to generate satisfactory, stable and sustainable earnings and to adjust to the changed strategic challenges of their industry. The groundwork has been laid.

TS, SV, PG and Med continue successes

In December 2002, the President of Transportation Systems (TS) reported on the successful developments at his Group. Siemens' rail business has done well in worldwide competition and reached its margin target for fiscal 2003.

The same is true for Siemens VDO Automotive (SV). In April 2003, we determined to our satisfaction that SV had completed its integration of VDO and had made solid progress following the takeover of Atecs Mannesman. In fiscal 2003, the Group established a 50/50 joint venture with Volkswagen AG to manufacture pumped-jet diesel injection valves. The new company is headquartered in Stollberg, Germany.

In July 2003, the President of Medical Solutions (Med) reported on his Group's current situation and strategy. Med has developed into one of the Company's top earners. Nearly half of its business is generated in the North American market. In a move to expand its activities in China, Med founded the joint venture Siemens Mindit Magnetic Resonance Ltd. (Shenzhen), in which Siemens holds a majority stake. Med transferred most of its Electromedical Division into a joint venture with Draegerwerk AG. Siemens holds a minority stake in the new company.

At the July meeting, we also heard a presentation on the situation and outlook at Power Generation (PG). PG substantially exceeded its margin target for the year. Now, following the end of the gas turbine boom in the U.S., the Group is entering a somewhat quieter business phase at a high margin level. In recent years, PG has concentrated its business portfolio on fossil-fuel power generation. It folded both its nuclear and hydroelectric power activities into joint ventures in which Siemens holds minority stakes. The Group's acquisitions of Westinghouse's conventional power business and Demag Delaval considerably strengthened PG's market position. The purchase of Alstom's industrial turbine business was a further key step in the Group's strategy to round out its business portfolio.

Technology and innovation

Technology and innovation are fundamental success factors at Siemens. At our April meeting, the head of Corporate Technology reported to us on the principles that drive and safeguard the Company's power of innovation. The most important strategic innovation fields are described in so-called "pictures of the future." Innovation benchmarking is conducted on an ongoing basis and rigorous innovation strategies are developed and implemented. This process ensures the efficient implementation of necessary R&D projects and the timely consideration of promising new ideas.

Corporate Technology conducts its own research and development, supports the R&D activities of the Groups worldwide and ensures a uniform Company-wide patent strategy. Siemens currently spends over five billion euros a year on research and development.

Corporate governance

At a number of meetings, we discussed the impact of the German Corporate Governance Code and the U.S. Sarbanes-Oxley Act of July 2002 on the work of the Supervisory Board and its committees. We had made important fundamental decisions regarding this subject in the previous year. At our meeting in November 2002, we decided to issue a Declaration of Conformity with the Code. We updated this Declaration in April 2003. At our November 2003 meeting, we approved a Declaration of Conformity based on the Code as revised in July 2003. This Declaration states that, with two exceptions, we fully comply with the Code's recommendations.

The Supervisory Board met in July 2003 without the Managing Board in attendance. In the future, we will conduct such executive sessions on a regular basis. At this meeting, we discussed the results of a review of our Board's efficiency and approved a number of changes.

Details of our corporate governance system are presented on the Internet and on pages 20 to 27 of this Report.

Committee meetings

Our Chairman's Committee maintained close contact with the Managing Board between the five regular Supervisory Board meetings held during fiscal 2003. As one of our Board's four committees, the Chairman's Committee met seven times to address personnel matters relating primarily to the Managing Board and to the Group executive managements, the structure and level of Managing Board remuneration, and the determination of variable and stock-based remuneration components. The Chairman's Committee also dealt with matters relating to corporate governance and the Company's strategy and performance.

Together with the independent auditors and the Managing Board, the Audit Committee discussed the annual financial statements of Siemens AG and the consolidated financial statements of Siemens worldwide, the appropriation of net income, and the annual report on Form 20-F, which Siemens submits to the SEC. During the year, the Committee also discussed in detail the Company's quarterly reports, the appointment of the independent auditors, oversight of the auditors' independence and efficiency as well as their fee. In addition, the Committee dealt intensively with the Company's risk management system and the reports of Siemens' Financial Audit Department.

The Audit Committee also discussed the alignment of its organization and procedures with the requirements of the Sarbanes-Oxley Act. The Audit Committee met five times during the year, in part without the Managing Board in attendance.

The Mediation Committee, formed pursuant to § 27 (3) of the German Codetermination Act, had no occasion to meet during the year. The Investment Committee, defined in § 32 of the Act, voted on resolutions using a notational, or written, voting process and notified the Board of the outcome at subsequent meetings.

All committees regularly reported to the Supervisory Board on their work.

Financial statements

Our independent auditors, KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt/Main (KPMG), audited the annual financial statements of Siemens AG and the consolidated financial statements as well as the related Management's Discussion and Analysis (MD&A) for fiscal 2003 in accordance with the requirements of the German Commercial Code (HGB), and approved them without qualification. Our consolidated financial statements, prepared in accordance with U.S. GAAP, were also audited by KPMG, in accordance with U.S. Generally Accepted Auditing Standards, and approved without qualification. KPMG further confirmed that the consolidated financial statements and MD&A fulfill the conditions for exemption from compliance with reporting rules under German law, and that the Managing Board has implemented an effective risk management system that meets legal requirements.

We received the above-mentioned documents and the Managing Board's proposal for the appropriation of net income. The Audit Committee thoroughly examined these documents, and the Supervisory Board also reviewed them. The KPMG audit reports were presented to all members of the Supervisory Board, and we – together with the auditors, who reported on key results of the audit – examined them thoroughly. The Managing Board explained the annual and consolidated financial statements as well as the risk management system. It also provided a detailed report on the scope, focal points and costs of the audit. Following reviews by the Audit Committee and the full Supervisory Board, we approved the results of the audit. In view of our approval, the financial statements are accepted as submitted.

We endorse the Managing Board's proposal that the net income available for distribution be used to pay a dividend of €1.10 per share. In addition, we approve the proposals that the amount attributable to treasury stock be carried forward and the remainder be transferred to other retained earnings.

Changes in the Supervisory Board and the Managing Board

The five-year term of the Supervisory Board elected at the Annual Shareholders' Meeting in 1998 expired at the Annual Shareholders' Meeting on January 23, 2003. Six members representing shareholders and four members representing employees retired from the Board. I would like to thank these members for their commitment and constructive contributions to our Board throughout the past term.

A new Supervisory Board was elected for the term 2003 to 2008. At the constituent meeting of the new Board in January 2003, the Board's Chairman and First Deputy Chairman were confirmed in their offices. Josef Ackermann was elected Second Deputy Chairman.

By approval of the Berlin and Munich Registry Courts, Jerry I. Speyer was confirmed as a member of the Board in July 2003, following the resignation of Hans-Dieter Wiedig. I would like to thank Mr. Wiedig for his contributions to the Board.

At our meeting on April 23, 2003, Johannes Feldmayer was appointed to the Managing Board of Siemens AG. At our meeting on July 23, 2003, the Board approved his appointment to the Corporate Executive Committee effective August 1, 2003. At the same meeting, Jürgen Radomski was appointed Labor Director and head of Corporate Personnel effective August 1, 2003. Some of the responsibilities in the Managing Board were also reassigned at that time.

Peter Pribilla died at the age of 62 on August 9, 2003, following a long illness. He had served our Company for 35 years in and outside Germany as, among other things, President of the Private Communication Systems Group, President of the Public Communication Networks Group and, as of 1998, Labor Director and head of Corporate Personnel. Professor Pribilla made a major contribution to the success of our Company over a period of many years, and we will always have fond memories of him.

Volker Jung retired on September 30, 2003, after 39 years with the Company. As a member of the Corporate Executive Committee, he had special responsibility for the Information and Communications business area and Siemens activities in Africa, the Middle East and the C.I.S. countries. We thanked him for his outstanding commitment to the Company.

Berlin and Munich, November 26, 2003
For the Supervisory Board

K.H. Baumann

Dr. Karl-Hermann Baumann
Chairman

Corporate Governance Report

Good corporate governance has traditionally been a high priority at Siemens. We welcome the recent corporate governance initiatives in and outside Germany.

The German framework

In 2002, an independent commission established by the German government issued the first German Corporate Governance Code. The Code was expanded in July 2003. Siemens complies with this expanded version in all but two respects: We do not publish the individual compensation of our Managing Board members, and our directors and officers liability (D&O) insurance policy does not include a deductible (see the Declaration of Conformity on page 27 of this Report). Our Declaration of Conformity is published on our website, where it will be updated as necessary. With the publication of our first Declaration of Conformity, as required by § 161 of the German Stock Corporation Act, in November 2002, we approved and adopted the recommendations of the German Corporate Governance Code, with two exceptions, which we noted in the Declaration: our D&O insurance policy did not include a deductible, and the chairmen of Supervisory Board committees received no additional remuneration. On January 23, 2003, the Annual Shareholders' Meeting approved an amendment to the provision in the Company's Articles of Association dealing with Supervisory Board remuneration. This amendment eliminated the second exception mentioned above. Since then, Siemens has also fulfilled the Code's requirements regarding Supervisory Board remuneration.


Management and control structure
Risk management
Managing Board
Supervisory Board
Annual Shareholders' Meeting
Business Conduct Guidelines
Financial accounting

U.S. capital market rules

Due to our listing on the New York Stock Exchange (NYSE), we are subject to U.S. capital market legislation and the rules of the U.S. Securities and Exchange Commission (SEC). In July 2002, the U.S. Congress passed the Sarbanes-Oxley Act (SOA), which aims to strengthen investor protection and restore confidence in the capital markets. The SOA – together with the associated SEC rules – introduced numerous changes in corporate governance regulations for all companies listed on U.S. stock exchanges. Some of these regulations have not yet come into effect.

In implementing the provisions of the SOA, we have, among other things, established a Disclosure Committee that is responsible for reviewing and approving all financial and related non-financial information before we make it public. We have also introduced a procedure that enables the managements of our Groups and subsidiaries to certify their compliance with our internal control system (ICS), the completeness and correctness of the financial figures they submit as well as the efficiency of their own internal financial control systems. On the basis of this procedure, the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of Siemens AG certify the appropriateness of our financial statements to the SEC, as required by the SOA. Siemens has aligned the rules for the Audit Committee of its Supervisory Board as well as for its relationship to the Company's independent auditors with the requirements of the SOA and introduced a Code of Ethics for financial matters.

Management and control structure – The Supervisory Board

Because its registered offices are located in Berlin and Munich, Siemens is subject to German corporate law. Consequently, the Company has a two-part management and oversight structure comprising a Managing Board and a Supervisory Board. The Supervisory Board has twenty members. As stipulated by the German Codetermination Act, half of the Board's members represent Company shareholders, and half represent Company employees. The shareholder representatives are elected by the Annual Shareholders' Meeting. The employee representatives are elected by an assembly representing Siemens employees in Germany. Seven of the employee representatives must be Siemens employees, and three must be external representatives nominated by the unions. As stipulated in the Bylaws for the Supervisory Board, the shareholder representatives are independent. Some Supervisory Board members hold or held, in the past year, high-ranking positions at other companies. Siemens maintains normal business relationships with almost all of these companies. However, our sales of products and services to them are treated as arm's length transactions. Furthermore, the volume of these sales is very small in relation to the companies' total sales. Consequently, these dealings do not affect the independence of Supervisory Board members.

The Supervisory Board is elected for five years. It normally meets five times a year and periodically convenes in executive session without the Managing Board in attendance. The duties, procedures and committees of the Supervisory Board are specified in bylaws. These bylaws, which are posted on the Internet, contain rules regarding, among other things, the independence, experience and knowledge required of Supervisory Board members and regarding conflicts of interest and insider trading.

The Supervisory Board oversees and advises the Managing Board in its management of Company business. At regular intervals, it discusses business development, planning, strategy and implementation. It also reviews Siemens' quarterly reports and approves the annual financial statements of Siemens AG as well as the consolidated financial statements of Siemens worldwide, taking into account both the audit reports provided by the independent auditors and the results of the review conducted by the Audit Committee. In addition, the Supervisory Board appoints the members of the Managing Board, determines their remuneration and allocates their responsibilities. Important Managing Board decisions – such as major acquisitions, divestments and financial measures – require Supervisory Board approval.

Committees of the Supervisory Board

The Supervisory Board has established four committees, whose duties, responsibilities and processes are set out in separate bylaws, fulfill the requirements of the German Corporate Governance Code, and take into account SOA requirements and, to the greatest extent possible, the rules of the NYSE. The committee bylaws are posted on our website.

The **Chairman's Committee**, comprising two shareholder representatives and one employee representative, performs the tasks of a nominating, compensation and corporate governance committee. It meets at least four times a year without the Managing Board in attendance. The Chairman's Committee determines the conditions of employment of Managing Board members and the level and structure of their remuneration. It also decides – on an annual basis – which portion of the Managing Board's compensation will be variable and how much of this variable portion will take the form of stock-based compensation. In addition, the Chairman's Committee makes proposals regarding the appointment of Managing Board members. Finally, it reviews and ensures the further development of Siemens' corporate governance principles.

The **Audit Committee**, comprising three shareholder representatives and two employee representatives, meets at least five times a year. The SOA requires that all members of the Audit Committee be independent. The shareholder representatives fulfill this requirement. The SEC now permits the employee representatives – who have been elected in accordance with the German Codetermination Act and who, due to their employment by the Company, are not independent – to serve on the Audit Committee. The Audit Committee oversees the Company's external and internal accounting processes, and meets at least five times a year. On the basis of the reports provided by the independent auditors, it reviews the Company's quarterly and annual financial statements, and prepares the Supervisory Board's decision whether to approve the annual financial statements. In addition, the Committee oversees the Company's internal control system and the procedures for assessing, monitoring and managing risk. It also receives reports regarding compliance with all relevant statutory and regulatory requirements. The Company's Financial Audit Department reports regularly to the Audit Committee, which determines the scope and focal points of its audit. The Audit Committee is responsible for liaising between the Company and the independent auditors. In particular, it awards the audit contract to the independent auditors appointed at the Annual Shareholders' Meeting and determines the focal points of their audit as well as their fee. In addition, the Audit Committee monitors the auditors' independence.

In accordance with the requirements of the SOA, the Supervisory Board has determined that Dr. Josef Ackermann, Dr. Karl-Hermann Baumann and Dr. Henning Schulte-Noelle qualify to serve as Audit Committee financial experts.

The **Mediation Committee** comprises two shareholder representatives and two employee representatives. In the event that the Supervisory Board cannot reach the two-thirds majority required to appoint a Managing Board member, the Mediation Committee submits proposals for resolution to the Supervisory Board.

The **Investment Committee**, comprising three shareholder representatives, is responsible for decisions regarding the exercise of Siemens' shareholder rights in other companies.

The Managing Board

The Managing Board of Siemens AG, which currently has twelve members, is the Company's top management body. It is obligated to promote the interests of the Company at all times and to drive sustainable growth in company value. As of December 2003, the Managing Board's executive committee, the Corporate Executive Committee, will have seven members. The Chairman of the Managing Board defines overall Company policies in cooperation with the Corporate Executive Committee. The Managing Board's responsibilities include determining the Company's strategic orientation, planning and finalizing the Company budget, allocating resources, and monitoring the executive management of each Group. Furthermore, the Managing Board directs the preparation of the Company's quarterly reports, the annual financial statements of Siemens AG and the consolidated financial statements of Siemens worldwide. It also selects personnel to fill key Company positions.

The Managing Board cooperates closely with the Supervisory Board. It informs the Supervisory Board regularly, promptly and comprehensively regarding all issues related to Company strategy and strategy implementation, planning, business development, financial position, earnings and emerging risks. Major decisions of the Managing Board require Supervisory Board approval.

Shareholder relations

Four times a year – at dates specified in a financial calendar – Siemens reports to its shareholders regarding its business development, financial position and earnings. The CEO and the CFO report regularly to investors, analysts and the press regarding the full-year and quarterly results. Information which may materially affect Siemens' share price is published in press releases throughout the year.

An ordinary Annual Shareholders' Meeting normally takes place within the first four months of each fiscal year. Each share carries one vote. All shareholders listed in the stock register and from whom notification of attendance has been received by a specified date are entitled to take part. The Managing Board facilitates shareholder participation in the meeting through the use of electronic means of communication – in particular the Internet – and enables shareholders who are unable to attend to exercise their voting rights by communicating instructions directly to their representatives. The meeting is directed by the Chairman of the Supervisory Board.

The Annual Shareholders' Meeting decides on all matters assigned to it by law. Its decisions are binding on all shareholders and on the Company. They include, in particular, voting on the appropriation of net income, ratification of the acts of the Managing and Supervisory Boards, and the appointment of the independent auditors. Amendments to the Articles of Association and measures which change the Company's capital stock are approved exclusively at the Annual Shareholders' Meeting and implemented by the Managing Board with the approval of the Supervisory Board. Shareholders may submit counterproposals to the proposals of the Managing and Supervisory Boards and contest decisions of the Annual Shareholders' Meeting. Shareholders owning Siemens stock with a market value of €1 million or more may also demand a special judicial review of a particular decision.

As part of our investor relations activities, the CEO, the CFO and individual members of the Group executive managements meet regularly with analysts and institutional investors. We hold a conference for analysts once a year as well as telephone conferences with analysts upon the publication of our quarterly results. Our website provides access to financial data and other business-related information regarding Siemens worldwide.

Risk management

The Company has a system for assessing and monitoring its potential business and financial risks. The components of this risk management system are designed to enable us to anticipate risks and manage them carefully in the pursuit of our business goals. The principles, guidelines, processes and responsibilities of our internal control system have been defined and established to guarantee prompt and accurate accounting of all business transactions and to continuously provide reliable information about the Company's financial position for internal and external use.

However, the components of the internal control and risk management system do not eliminate risk entirely and, thus, cannot prevent loss or fraud in all cases. We intend to rapidly adjust the risk management and monitoring procedures of all businesses acquired during the fiscal year, so that they conform to Siemens' standards.

Financial accounting

The consolidated financial statements of Siemens worldwide are prepared in accordance with the United States Generally Accepted Accounting Principles (U.S. GAAP). The annual financial statements of Siemens AG are prepared in accordance with the accounting rules set out in the German Commercial Code. The Managing Board directs the preparation of the financial statements. The existing internal control system and the company-wide use of uniform guidelines guarantee the accuracy of our financial statements. In addition, we have established a system of internal certification in which the executive managements of our Groups and subsidiaries certify the correctness and completeness of the financial data they submit and the efficiency of their own internal financial control processes. This system is the basis for the statement of certification, which must be signed by the CEO and the CFO and submitted to the SEC with the annual report on Form 20-F, in accordance with SOA requirements. In this statement, the CEO and the CFO certify that the annual report submitted to the SEC is accurate, that an effective system of internal controls is in place, and that the Managing Board has reviewed this system before the publication of the annual report.

Additional SOA requirements, which will come into effect in fiscal 2005, stipulate that the CEO and the CFO must explicitly affirm that they have reviewed the effectiveness of all internal processes relevant to the quality of financial reporting. They also stipulate that the independent auditors must confirm the results of this review. In anticipation of these additional requirements, we further developed our internal control system (ICS) for financial reporting in the past year with the goal to potentially request such confirmation from our independent auditors, already in 2004.

Business Conduct Guidelines

Siemens aims to conduct its business responsibly and in compliance with all relevant statutory and regulatory requirements. The Managing Board has established guidelines to ensure that this goal is achieved. The Business Conduct Guidelines comprise rules regarding compliance with applicable laws, conflicts of interest, the use of Company facilities, and insider trading. These rules are binding for all Siemens employees, the Managing Board and the Supervisory Board. The Guidelines also specify a procedure for dealing with complaints. A Compliance Officer, who reports to the Audit Committee, has been appointed to process all complaints, including those submitted anonymously. In addition, the Managing Board and the Supervisory Board have approved a Code of Ethics for financial matters, as required by SOA rules. Both the Business Conduct Guidelines and the Code of Ethics are available on our website.

Suggestions of the German Corporate Governance Code

Siemens voluntarily complies with the Code's non-obligatory suggestions, with the following exceptions:

- Given the length of our Annual Shareholders' Meeting, complete Internet coverage seems unwarranted. Therefore, we depart somewhat from the Code's suggestion in this regard and broadcast the proceedings of the Meeting via the Internet until the general debate begins. Representatives exercising shareholders' voting rights can be reached via the Internet until that time.
- The Code suggests that first-time appointments to a managing board should not, as a rule, extend for an entire five-year term of office. While we have not followed this suggestion in the past, we do not wish to rule out the possibility of compliance at some future date.
- The Code suggests that supervisory board members be elected or reelected at different dates and for different terms of office. We consider this suggestion to be inappropriate for a supervisory board established under the German Codetermination Act. Because the employee representatives on such a supervisory board are elected for five-year terms, this suggestion could only apply to the shareholder representatives. Following it would therefore result in non-uniform treatment of board members.
- Finally, the Code suggests that the chairman of an audit committee should not be the chairman of the supervisory board or a former managing board member. We have not followed this suggestion, because we regard financial expertise alone as the decisive qualification for the chairman of an audit committee.

Declaration of Conformity with the German Corporate Governance Code
At their meetings on November 11 and 12, 2003, respectively, the Managing Board and the Supervisory Board approved the following Declaration of Conformity pursuant to § 161 of the German Stock Corporation Act:

Siemens AG complies with the recommendations of the German Corporate Governance Code – in the version of July 4, 2003 – with the following exceptions:

- Managing Board compensation (Code Section 4.2.4, sentence 2) is not reported on an individualized basis. It is broken down in our Annual Report into fixed, performance-related and long-term incentive components.
- Our D&O (directors and officers liability) insurance policy includes no deductible for Managing Board and Supervisory Board members (Code Section 3.8, paragraph 2). Our senior managers, both in and outside Germany, are covered by a group insurance policy. It is not considered appropriate to differentiate between board members and other high-level personnel. Furthermore, such a deductible is not common outside Germany.

Subsequent to the Declaration of Conformity of December 2002, Siemens AG complied with the recommendations of the November 26, 2002 version of the German Corporate Governance Code, with the following exceptions:

- Our D&O insurance policy included no deductible for Managing and Supervisory Board members (Code Section 3.8, paragraph 2).
- The reported exception to the provision of Code Section 5.4.5, paragraph 1, sentence 3, regarding the remuneration of committee chairmen was eliminated by an amendment to Siemens' Articles of Association approved at the Annual Shareholders' Meeting of January 23, 2003. For this reason, the Declaration of Conformity of December 2002 was amended in March 2003.

Consequently, Siemens AG complied with all but one of the recommendations of the November 26, 2002 version of the German Corporate Governance Code.

Berlin and Munich, November 12, 2003

Siemens AG
The Managing Board The Supervisory Board

Compensation Report

This report outlines the principles used for determining the compensation of the Managing Board of Siemens AG, sets out the level and structure of Managing Board remuneration, and describes the stock option plan of Siemens AG.

In addition, the report describes the policies and levels of compensation paid to Supervisory Board members and gives details of stock ownership by members of the Managing and Supervisory Boards.

I. Managing Board remuneration

1. The Chairman's Committee of the Supervisory Board is responsible for determining the remuneration of members of the Managing Board. The Committee comprises Dr. Karl-Hermann Baumann (Chairman of the Supervisory Board), and Dr. Josef Ackermann and Ralf Heckmann (both Deputy Chairmen of the Supervisory Board). Dr. Ackermann has been a member of the Chairman's Committee since January 23, 2003.

2. Structure of Managing Board remuneration
The remuneration of members of the Managing Board of Siemens AG is based on the Company's size and global presence, its economic and financial position, and the level and structure of managing board compensation at comparable companies in and outside Germany. In addition, the compensation for each Board member reflects his or her responsibilities and performance. The level of compensation is designed to be internationally competitive in order to attract, retain and motivate high-quality executives who have a passion for success and thrive in a high-performance culture.

   Managing Board remuneration is performance-related and has three components: a fixed salary, a variable bonus, and stock-based compensation. The fixed compensation and the bonus are based on a "target compensation" that is reviewed regularly every two to three years on the basis of an analysis of the compensation paid by international peer companies to their top managers. The last review was conducted on April 1, 2003.

   In fiscal 2003, the target compensation was divided into a fixed compensation component of 40 percent and a variable component of 60 percent.
Base salary: The fixed compensation is paid as a monthly salary.
Bonus: Members of the Corporate Executive Committee receive a bonus based on the Company's attainment of certain financial goals that are set at the start of the fiscal year. These goals are primarily oriented on performance as measured by economic value added (EVA). In fiscal 2003, the goals also included the achievement of an ambitious target for net cash from operating and investing activities. One-half of the bonus is paid as an annual bonus, which is contingent upon

achieving the Company-wide EVA target established for the fiscal year. The other half is granted as a long-term bonus whose amount depends on the average attainment of EVA targets over a three-year period. One-third of the long-term bonus is granted as deferred income in the form of restricted stock. The bonus, which cannot exceed 250 percent of the member's base salary, has a guaranteed minimum.

As of October 1, 2003, minor changes were made in the structure of Managing Board compensation. In the future, the target compensation will comprise 50 percent fixed and 50 percent variable compensation. The guaranteed minimum for the variable component has been dropped.

The same principles apply to Managing Board members who are not members of the Corporate Executive Committee. Their financial goals, however, depend primarily on the performance of the corporate units they lead.

Stock-based compensation: The third component of Managing Board remuneration is stock-based compensation. In fiscal 2003 and in the preceding three years, members of the Managing Board received stock options on shares of Siemens AG with a value of approximately 20 percent of the target compensation. Beginning in fiscal 2004, stock-based compensation will comprise stock options and restricted stock.

3. Stock option plans

The current 2001 Siemens Stock Option Plan ("2001 Plan") was authorized by shareholders at the Annual Shareholders' Meeting on February 22, 2001. This plan replaced the 1999 Siemens Stock Option Plan.

Under the 2001 Plan, the following provisions apply:

- The number of stock options granted must not exceed 55 million options, or 6.2 percent of the capital stock of Siemens AG. Stock option grants to members of the Managing Board are limited to 3.3 million options, or 6.0 percent of the total volume authorized for issuance under the plan.
- Managing Board members and other key executives in and outside Germany are eligible to receive stock options.
- The stock options are exercisable after a two-year holding period. They may be exercised at any time within the three years following the holding period.
- The exercise price is equal to 120 percent of the reference price, which corresponds to the average opening market price of the Siemens share during the five trading days preceding the date of the stock option grant.

Following a resolution on November 14, 2002 by the Managing and Supervisory Boards, 9,397,005 stock options with an estimated fair value of €92.1 million, or €9.80 per option, were awarded to 5,814 key executives in the fiscal year just ended. The exercise price amounts to €53.70. Of the total, members of the Managing Board received 345,000 stock options with an estimated value of €3.4 million.

Under the two plans (1999 Plan and 2001 Plan), the following numbers of stock options were issued through September 30, 2003:

	Options granted	Exercise price	Grant date fair value
November 1999*	1,847,895	€57.73	€27.7 million
November 2000*	3,260,391	€86.23	€82.8 million
December 2001	7,357,139	€87.19	€171.9 million
November 2002	9,397,005	€53.70	€92.1 million
Options exercised or forfeited	1,451,554		
Outstanding at September 30, 2003	20,410,876		

* restated to reflect stock split

Of the total outstanding at year-end, 762,500 stock options or 3.7 percent were held by members of the Managing Board of Siemens AG.

The following table summarizes tranches of stock options outstanding and exercisable at September 30, 2003:

	Options	Remaining life	Exercise price
November 1999*	1,583,674	3 years	€57.73
November 2000*	2,989,384	4 years	€86.23

* restated to reflect stock split

The fair value of each stock option is estimated on the grant date using the Black-Scholes option pricing model. In accordance with U.S. GAAP (Accounting Principles Board Opinion No. 25), no compensation cost is reflected in net income (loss) for stock options granted under the 2001 Plan. Effective with fiscal 2004, however, the Company has elected to recognize the cost of newly issued stock options as prescribed by Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation,* as amended by SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure.*

The issue of stock options to members of the Managing Board on or after October 1, 2003 is subject to the proviso that the Supervisory Board may restrict the stock option exercise in the event of extraordinary, unforeseen changes in the market price of the Siemens share.

4. Managing Board remuneration in fiscal 2003
Managing Board members' compensation and other benefits for the fiscal year ended September 30, 2003 amounted to €28.2 million, compared with €18.5 million in the prior year, and comprised the following:

(in millions of €)	2003	2002
Base salary	6.5	4.9
Annual bonus	12.6	9.8
Long-term bonus	7.9	3.0
Other	1.2	0.8
Total cash compensation	28.2	18.5
per capita	2.2	1.7

In addition, the members of the Managing Board received a total of 345,000 stock options on shares of Siemens AG in fiscal 2003 (151,000 in fiscal 2002). Based on an estimated fair value at grant date of €9.80 per option (€23.36 in fiscal 2002), the total value of stock options issued to members of the Managing Board amounted to €3.4 million in fiscal 2003 (€3.5 in fiscal 2002). The options are exercisable within the three years following a holding period of two years. In accordance with the terms and conditions of the 2001 Plan, the exercise price is equal to €53.70, which corresponds to 120 percent of the average opening market price of the Siemens share during the five trading days preceding the date of stock option issue.

Total remuneration paid to Managing Board members was as follows:

(in millions of €)	2003	2002
Cash compensation	28.2	18.5
Stock-based compensation	3.4	3.5
Total remuneration	31.6	22.0
per capita	2.4	2.0

No loans from the Company are provided to members of the Managing Board.

II. Supervisory Board remuneration

The remuneration of members of the Supervisory Board was set at the Annual Shareholders' Meeting through shareholder approval of a proposal by the Managing and Supervisory Boards. Details of this decision are set forth in the Articles of Association of Siemens AG.

The remuneration of members of the Supervisory Board is based on the Company's size, the assignments and responsibilities of Supervisory Board members, and the Company's overall business position and performance. The remuneration includes a large earnings- or dividend-related component which is contingent on the Company's progress. The Chairman, the Deputy Chairmen as well as the Chairman and members of the Audit Committee receive additional compensation.

The current remuneration policies for the Supervisory Board were authorized at the Annual Shareholders' Meeting of February 18, 1999. Compensation policies for service on a committee were set at the Annual Shareholders' Meeting of January 23, 2003. Details are set out in § 17 of the Articles of Association of Siemens AG.

The compensation of Supervisory Board members incorporates three components:

- a fixed component
- a variable component depending on the annual dividend
- a long-term component based on the development of the stock market price.

In accordance with these remuneration policies, the fixed compensation of each Supervisory Board member is €6,000. As dividend-dependent compensation, each member of the Supervisory Board receives €3,500 for each €0.05 dividend per share in excess of €0.20. The Chairman of the Supervisory Board receives twice the standard compensation rate of a simple member and each Deputy Chairman receives 1.5 times the standard compensation rate. The Chairman of the Audit Committee receives an additional 100 percent and each remaining member of the Audit Committee receives an additional 50 percent of the standard compensation rate. The members of the Supervisory Board are reimbursed for any out-of-pocket expenses incurred in connection with their duties and for any sales taxes paid.

In addition, each member of the Supervisory Board receives annually 1,500 stock appreciation rights (SARs) granted and exercisable on the same terms as options issued under the Siemens stock option plan in effect at the time.

Based on a dividend rate of €1.10 per share, the Supervisory Board's total cash compensation for the fiscal year just ended (including reimbursement of out-of-pocket expenses) amounted to €1.9 million.

For the fiscal year just ended, the following cash compensation was paid:

- €207 thousand to the Chairman of the Supervisory Board, who also chairs the Audit Committee;
- €138 thousand to each of the Deputy Chairmen, who are also members of the Audit Committee, whereby €104 thousand was paid to the Deputy Chairman elected to the Supervisory Board on January 23, 2003;
- €104 thousand to each of the remaining members of the Audit Committee;
- €69 thousand to each of the remaining members of the Supervisory Board, whereby €52 thousand was paid on a pro rata basis to each of the members elected on January 23, 2003 and €17 thousand to the member whose appointment was approved by the registry courts on July 14, 2003;
- €23 thousand on average to each of the members who left the Supervisory Board on January 23, 2003.

In addition, each member of the Supervisory Board received 1,500 SARs which had a fair value of €14 thousand on the date of grant. The newly elected members of the Supervisory Board received 1,125 SARs, and the members who left the Board received 500 SARs. The total value of SARs issued to members of the Supervisory Board for the fiscal year ended September 30, 2003 was €302 thousand.

No loans from the Company are provided to members of the Supervisory Board.

III. Stock ownership by members of the Managing and Supervisory Boards

At October 25, 2003, members of the Managing Board during the fiscal year held 690,229 shares and stock options representing 0.077 percent of the capital stock of Siemens AG.

Members of the Supervisory Board held 13,998 shares and stock options. This figure does not include 16,736,966 shares, or two percent of the capital stock, that are held by the *von Siemens-Vermögensverwaltung GmbH* (vSV), a German limited liability entity that functions much like a trust. In addition, the vSV has voting control over 38,877,285 shares, or some four percent of the capital stock, under a power of attorney. Mr. Peter von Siemens is authorized to vote these shares as a representative of the founder's family.

Pursuant to § 15a of the German Securities Trading Act, members of the Managing and Supervisory Boards are legally required to disclose significant purchases or sales of shares of Siemens AG. In the fiscal year just ended, no such transactions were reported.

Management's discussion and analysis

Basis of Presentation

To help shareholders understand and follow our progress, we present our results both in aggregate and in three separate components that match the structure of our business. The sum of results for the three components equals the result for Siemens worldwide.

Operations: The majority of our business is devoted to providing products and services to customers based on Siemens' historical expertise in innovative electrical engineering and electronics. We call this component of our business **Operations**, which is divided into the 13 operating Groups. These Groups typically design, manufacture, market, sell, and service products and systems, or help customers use and manage those products and systems. A Group is equivalent to a reportable segment as defined by U.S. GAAP.

Financing and Real Estate: Another component of our Company is made up of two Groups, involved in non-manufacturing activities such as financing, leasing, and real estate.

Eliminations, reclassifications and Corporate Treasury: Our Corporate Treasury department provides various financial services to the **Operations** and **Financing and Real Estate** components of our business, and businesses in those two components also conduct business with each other. To give shareholders a clear view of our

Siemens worldwide
(Consists of the following three components which include the thirteen operating Groups and two Financing and Real Estate Groups)

Operations

- Information and Communication Networks (ICN)
- Information and Communication Mobile (ICM)
- Siemens Business Services (SBS)
- Automation and Drives (A&D)
- Industrial Solutions and Services (I&S)
- Siemens Dematic (SD)
- Siemens Building Technologies (SBT)
- Power Generation (PG)
- Power Transmission and Distribution (PTD)
- Transportation Systems (TS)
- Siemens VDO Automotive (SV)
- Medical Solutions (Med)
- Osram

Other operations; Corporate items, pensions and eliminations

Financing and Real Estate

- Siemens Financial Services (SFS)
- Siemens Real Estate (SRE)

Eliminations, reclassifications and Corporate Treasury

external performance as a company, we separate out these internal transactions when presenting our results for Siemens as a whole. These eliminations, reclassifications, and treasury activities comprise a third component called **Eliminations, reclassifications and Corporate Treasury**. This third component is designed primarily to ensure that results for the Company as a whole and for its two main components are both transparent and meaningful for investors.

In our consolidated statements of income and cash flows, and on our consolidated balance sheets, we show aggregate results for the whole Company, reported as Siemens worldwide. Then we break out the results for each of the three components described above. We follow a similar approach in our narrative analysis of the year's results.

The Management's Discussion and Analysis that follows first sets the context for fiscal 2003 with a summary of highlights for the year, including acquisitions and dispositions. We then discuss results for the Groups comprising the **Operations** and **Financing and Real Estate** components for fiscal 2003 and compare them with results from fiscal 2002. Thereafter we provide an analysis of the consolidated income statement, performance under economic value added (EVA), and discuss topics including liquidity and capital resources, critical accounting estimates and risk management. The discussion concludes with our outlook for the fiscal year ahead and a summary of material events that occurred subsequent to the close of the fiscal year.

Effective December 2001, we no longer consolidate Infineon in our financial results. Instead we account for Infineon as an investment using the equity method. Accordingly, our net investment in Infineon is included in our consolidated balance sheet under *Long-term investments*, and we report our share of Infineon's net income or loss in our consolidated income statement as part of investment income (for further information see Notes to the Consolidated Financial Statements). The consolidated statements of income and cash flows of Infineon for the first two months of fiscal 2002, (before this change occurred) are included in **Eliminations, reclassifications and Corporate Treasury**.

We measure the profitability of our **Operations** Groups by Group profit. Group profit is the measure used by our Managing Board as the chief operating decision maker for the Company in assessing performance. Group profit is also the basis for calculating EVA for **Operations** which in turn is part of the determination of the amount of executive incentive compensation in accordance with our Company-wide bonus program.

Our Managing Board uses Group profit because it measures operating profit before certain centrally managed items, such as tax, financing and certain pension costs. Financing interest is any interest income other than interest income related to receivables from customers, from cash allocated to the Groups and interest expense on payables. We believe the exclusion of tax and financing expense from Group profit is particularly appropriate for two reasons. First, because the majority of our Groups are not organized as single legal units but rather are made up of local operations in numerous countries whose taxation is dependent on that of Siemens' operations in those countries as a whole, the Company's tax expense is not directly attributable to particular Groups. Likewise, the financing income or expenses of the Company depend on its overall credit rating and cost of capital and not on that of its individual

Groups or components. Second, tax planning and financing management are performed centrally and regionally for the entire Company rather than by Group management. We further believe that the exclusion of certain pension costs is appropriate for Group profit to the extent Group management is not involved in the funding or allocation of pension plan assets.

We therefore believe that by excluding the effect of the items mentioned above, Group profit allows investors to compare operating profitability among our Groups which operate across jurisdictions with varying levels of taxation and in businesses with different capital investment needs. We also believe that Group profit further enhances investors' understanding of our Group performance because it allows them to see our results through the eyes of our management. Other companies that use Group profit may calculate it differently, and their figures may not be comparable to ours.

In contrast, we assess the profitability of our **Financing and Real Estate** Groups by income before income taxes since interest income and expense is an important source of revenue and expense for these Groups.

Our Managing Board also determined Net capital employed as the asset measure used to assess the capital intensity of the **Operations** Groups. Its definition corresponds with the Group profit measure. Net capital employed is based on total assets excluding intracompany financing receivables and intracompany investments as well as tax-related assets. The remaining assets are reduced by non-interest bearing liabilities other than tax-related liabilities (i.e. accounts payable) and certain accruals to derive Net capital employed. Our Managing Board also determined Total assets as the asset measure used to assess the capital intensity of the **Financing and Real Estate Groups.**

Highlights – fiscal 2003 compared to fiscal 2002

- Net income for fiscal 2003 was €2.445 billion, representing a 47% increase from €1.661 billion a year earlier excluding a tax-free gain of €936 million from sales of Infineon shares.
- Group profit from Operations increased to €4.295 billion in fiscal 2003 from €3.756 billion in fiscal 2002. The majority of Siemens Groups reported higher earnings and margins year-over-year.
- Net cash from operating and investing activities was €1.773 billion, including €5.712 billion in net cash from operating activities. Net cash provided by operating activities included cash outflows of €1.192 billion in supplemental cash contributions to Siemens pension trusts. Net cash used in investing activities of €3.939 billion included increases in investments and marketable securities of €957 million, and €929 million for a strategic acquisition at Power Generation.
- Sales were €74.233 billion and orders were €75.056 billion, down 12% and 13%, respectively from the prior year. Adjusting for currency effects and portfolio activities, sales and orders were 4% and 5% lower, respectively, than a year earlier.
- Siemens' Managing and Supervisory Boards propose a dividend of €1.10 per share.

For the fiscal year ended September 30, 2003, Siemens reported net income of €2.445 billion and earnings per share of €2.75. Fiscal 2002 included a tax-free gain of €936 million on sales of shares in Infineon Technologies AG, which boosted net income in that period to €2.597 billion and earnings per share to €2.92. Excluding the Infineon gain, net income rose 47% year-over-year from €1.661 billion. The major component of this improvement was growth in Group profit from Operations, which climbed 14% to €4.295 billion for the year. Group profit margins rose at 10 of the 13 Groups in Operations and at Siemens Financial Services (SFS). Losses related to Siemens' ownership of Infineon decreased and positive effects from Corporate Treasury also contributed to net income growth for the year.

Net cash from operating and investing activities was €1.773 billion in fiscal 2003 compared to €4.754 billion a year earlier, a period which included significant net proceeds from portfolio activities. Within Operations, net cash provided by operating activities was €4.123 billion compared to €4.277 billion in the prior year. Both periods included supplemental cash contributions to Siemens pension plans, totalling €1.192 billion and €1.782 billion in fiscal 2003 and 2002, respectively. In fiscal 2003, net cash used in investing activities of €3.939 billion included €929 million to acquire the industrial turbine businesses of Alstom S.A., Paris (Alstom) and €957 million in increases in investments and marketable securities.

Sales of €74.233 billion and orders of €75.056 billion reflected macroeconomic conditions, the strong decline in the value of the U.S. dollar relative to the euro during the fiscal year, and the net effects of acquisitions and dispositions compared to fiscal 2002. Excluding currency and portfolio effects (i.e., on a comparable basis), sales and orders were within 4% and 5%, respectively, of prior-year levels. Against this backdrop, a number of Siemens' earnings leaders increased both sales and orders year-over-year on a comparable basis, including Medical Solutions (Med), Automation and Drives (A&D), Siemens VDO Automotive (SV), and Osram.

Acquisitions and dispositions

Alstom

In July 2003, Siemens completed the acquisition of the industrial turbine business of Alstom, which was structured in two transactions. In the first transaction in April 2003, effective April 30, PG acquired the small gas turbine business of Alstom. In the second transaction in July 2003, PG acquired Alstom's medium-sized gas and steam turbine businesses. The two transactions resulted in an aggregate net purchase price of €929 million, net of cash acquired. The Company has not finalized the purchase price allocation for these acquisitions. Based on the preliminary purchase price allocation, approximately €195 million was allocated to intellectual property rights, €129 million to customer relationships, and €393 million to goodwill.

Draeger Medical

In June 2003, Med contributed its Patient Care System and Electro Cardiography System businesses into a joint venture with Draegerwerk AG in exchange for a 35 percent interest in a joint venture Draeger Medical AG & Co. KGaA (Draeger Medical). In connection with the contribution, Siemens realized a pretax gain of €63 million. The contribution agreement also obligates Siemens to contribute to Draeger Medical the net proceeds from the sale of its Life Support Systems business. By consenting to this sale, Siemens and Draegerwerk AG received approval for the joint venture by antitrust authorities. In August 2003, Siemens signed a contract toward the sale of its Life Support Systems business to Getinge AB, Sweden. This sale closed in October 2003. Med's interest in Draeger Medical is accounted for using the equity method.

Segment information analysis

Operations

Information and Communications

Information and Communication Networks (ICN)

(€ in millions)	Change	Year ended September 30, 2003	2002
Group profit	47%	(366)	(691)
Group profit margin		(5.1)%	(7.2)%
Total sales	(26)%	7,122	9,647
New orders	(19)%	7,070	8,697
Net cash from operating and investing activities		106	711
		September 30, 2003	2002
Net capital employed		722	1,100
Employees (in thousands)		33	39

ICN improved its performance despite ongoing market challenges, narrowing its loss quarter-by-quarter throughout the year and posting a profit in the fourth quarter. The market for telecommunications and networking equipment remained challenging, as customers held capital expenditures down while absorbing and integrating past investments. However, for the year as a whole, ICN cut its loss to €366 million from €691 million a year earlier, a period which benefited from €634 million in gains primarily related to the sale of businesses, including Unisphere Networks, partially offset by an asset impairment of €378 million at Efficient Networks and charges for asset write-downs of €225 million. As ICN made significant progress in its Profitability and Cash Turnaround (PACT) program, severance charges in fiscal 2003 were €119 million compared to €352 million in the prior fiscal year. Fiscal 2003 sales of €7.122 billion were 26% lower than in fiscal 2002, and orders of €7.070 billion were 19% lower than a year earlier. While market forces accounted for much of these decreases, five percentage points of the declines in sales and orders were due to effects from currency translation.

At the division level, the Carrier Networks and Services business recorded a loss of €439 million in fiscal 2003. Sales were lower at €3.455 billion in fiscal 2003. Enterprise Networks reported progressively higher profits in all four quarters, and more than doubled its profit year-over-year, with earnings totaling €220 million on sales of €3.684 billion. The division benefited primarily from a streamlined cost structure, and also from higher market demand for lease sales.

Net capital employed as of September 30, 2003 decreased to €722 million from €1.100 billion at the end of the prior fiscal year, due to lower expenditures for property, plant and equipment and improved asset management. Cash flow from operating and investing activities in fiscal 2003 was again positive, totaling €106 million. Net cash in fiscal 2002 benefited from proceeds from the sales of businesses. Payments for severance and capacity adjustments of €218 million in fiscal 2003 were significantly lower than in the prior year. Lower Net capital employed, combined with a substantially better Group profit performance compared to fiscal 2002, significantly improved ICN's negative EVA.

Information and Communication Mobile (ICM)

		Year ended September 30,	
(€ in millions)	Change	2003	2002
Group profit	88%	180	96
Group profit margin		1.8%	0.9%
Total sales	(10)%	9,964	11,045
New orders	(14)%	9,960	11,538
Net cash from operating and investing activities		692	594
		September 30,	
		2003	2002
Net capital employed		1,367	1,973
Employees (in thousands)		27	29

Group profit at ICM rose to €180 million from €96 million in fiscal 2002. Sales of €9.964 billion for fiscal 2003 compared to €11.045 billion in fiscal 2002, and orders were €9.960 billion compared to €11.538 billion a year earlier, reflecting particularly the continuing decline in the wireless infrastructure market. Both years included charges for severance, totaling €86 million in fiscal 2003 and €105 million in fiscal 2002, primarily related to Mobile Networks. Continuing its Group wide productivity programs, which were initiated in fiscal 2001, ICM announced in July plans for further cost reductions, including an additional targeted headcount reduction of 2,300 positions through fiscal 2004. The Group began implementing the new reductions and taking associated charges in the fourth quarter, which will continue into fiscal 2004.

Handset sales at ICM's Mobile Phones Division surged to 39.1 million units from 33.3 million units a year earlier, on strong demand for new products, and sales rose 5% to €4.474 billion for the year. Increased competition continued to drive down average selling price per unit. In addition, a separately branded mobile handset line introduced in fiscal 2003 incurred operating losses and charges to inventory. As a result, Mobile Phones contributed €27 million to Group profit for the year, down from €82 million a year earlier. The Cordless Products business again made a significant contribution to ICM's Group profit for the year. Mobile Networks continued to streamline operations in line with market conditions, which were reflected in the division's sales of €4.311 billion, 20% lower than a year earlier. Charges for severance of €72 million were more than offset by positive resolutions of customer financing risks, and the division contributed €116 million to Group profit compared to €5 million a year earlier.

Net capital employed at September 30, 2003 was €1.367 billion, compared to €1.973 billion at the end of the prior fiscal year. Continuing asset management improvements resulted in net cash from operating and investing activities of €692 million, and included payments for severance of €58 million in fiscal 2003. Cash flow will be impacted in future periods due to payments related to anticipated headcount reduction activities. EVA improved substantially year-over-year, but remained negative.

Siemens Business Services (SBS)

(€ in millions)	Change	Year ended September 30, 2003	2002
Group profit	(87)%	13	101
Group profit margin		0.2%	1.7%
Total sales	(10)%	5,205	5,773
New orders	(16)%	5,226	6,256
Net cash from operating and investing activities		(62)	173
		September 30, 2003	2002
Net capital employed		294	264
Employees (in thousands)		35	34

SBS posted a Group profit of €13 million for the fiscal year compared to €101 million in fiscal 2002. The decline predominately reflects €77 million in charges for risks associated with a long-term business process outsourcing contract in the U.K. Sales of €5.205 billion and orders of €5.226 billion were lower than in the previous year, driven in part by weakness in the IT consulting market and intense pricing pressure in the IT maintenance and outsourcing markets.

Net capital employed at September 30, 2003 was €294 million compared to €264 million at the end of the prior fiscal year. Net cash from operating and investing activities was a negative €62 million compared to a positive €173 million a year earlier, due largely to a decrease in accounts payable. This development, combined with lower Group profit, turned EVA negative for SBS.

Automation and Control

Automation and Drives (A&D)

(€ in millions)	Change	Year ended September 30, 2003	2002
Group profit	11%	806	723
Group profit margin		9.6%	8.4%
Total sales	(3)%	8,375	8,635
New orders	(3)%	8,476	8,728
Net cash from operating and investing activities		1,060	1,019
		September 30, 2003	2002
Net capital employed		1,925	2,197
Employees (in thousands)		50	51

A&D was again a standout among Siemens Groups, increasing Group profit 11% year-over-year to €806 million, further improving its Group profit margin to 9.6%, and strengthening its market position. Both periods included charges for severance programs, particularly in the U.S., totaling €50 million in fiscal 2003 and €26 million in fiscal 2002. Sales of €8.375 billion and orders of €8.476 billion for the year were both 3% lower than A&D reported in fiscal 2002. Excluding currency exchange effects, sales and orders both rose 2% year-over-year, as A&D continued to balance its business base with growth in the Asia-Pacific region while gaining market share in Europe.

Net capital employed at September 30, 2003 decreased to €1.925 billion, down from €2.197 billion at the end of the prior fiscal year. Net cash from operating and investing activities increased to €1.060 billion. Together with increased Group profit, these developments combined to produce a substantial increase in EVA.

Industrial Solutions and Services (I&S)

(€ in millions)	Change	Year ended September 30, 2003	2002
Group profit	79%	(41)	(198)
Group profit margin		(1.0)%	(4.4)%
Total sales	(10)%	4,012	4,480
New orders	(4)%	3,955	4,120
Net cash from operating and investing activities		54	(107)
		September 30, 2003	2002
Net capital employed		167	315
Employees (in thousands)		26	29

I&S significantly improved its bottom line, posting a Group profit of negative €41 million compared to a negative €198 million a year earlier, in part due to lower charges for severance of €24 million in fiscal 2003 compared to €118 million in fiscal 2002. A continuing contraction in the market for industrial solutions led to orders of €3.955 billion compared to €4.120 billion a year earlier, and sales of €4.012 billion compared to €4.480 billion in the prior year. Five percentage points of the decrease in orders resulted from the effects of currency translation and acquisitions and dispositions.

Net capital employed at September 30, 2003 decreased to €167 million from €315 million at the end of the prior fiscal year, due to reductions in accounts receivable and inventories. Net cash from operating and investing activities improved significantly, turning positive at €54 million compared to a negative €107 million a year earlier, despite cash outlays of €77 million for severance, up from €35 million a year earlier. While EVA at I&S remained negative, these developments combined with better earnings performance improved EVA significantly year-over-year.

Siemens Dematic (SD)

(€ in millions)	Change	Year ended September 30, 2003	2002
Group profit		(218)	45
Group profit margin		(8.4)%	1.5%
Total sales	(13)%	2,600	2,995
New orders	(8)%	2,599	2,810
Net cash from operating and investing activities		(170)	(70)
		September 30, 2003	2002
Net capital employed		877	975
Employees (in thousands)		10	12

SD posted a Group loss of €218 million for the year, compared to Group profit of €45 million in fiscal 2002. A substantial increase in loss provisions and charges, in an aggregate of €209 million related to two large contracts in Europe was the key factor in this result, together with other charges. The majority of the loss provisions occurred at the Material Handling Automation division. The charges are related primarily to a contract for the design and installation of a complete logistical infrastructure for a postal sorting center in the U.K. The Postal Automation Division increased its profit and earnings margin and won large orders from the U.S. Postal Service, while the Electronics Assembly Systems Division narrowed its loss year-over-year and restored sales growth in its large pick-and-place equipment business on a breakeven basis.

For SD as whole, sales were €2.600 billion compared to €2.995 billion in fiscal 2002, and orders were €2.599 billion compared to €2.810 billion a year earlier. Excluding the effects of currency translation and portfolio activities, sales were down 4% and orders rose 2% for the year.

Net capital employed at September 30, 2003 was €877 million, down from €975 million at the end of the prior fiscal year. Net cash from operating and investing activities was a negative €170 million compared to a negative €70 million a year earlier, reflecting in part reduced earnings. Cash flow will be negatively affected in future periods due to the contract losses noted above. The Group's EVA decreased and remained negative.

Siemens Building Technologies (SBT)

(€ in millions)	Change	Year ended September 30, 2003	2002
Group profit	(48)%	101	195
Group profit margin		2.0%	3.5%
Total sales	(11)%	4,990	5,619
New orders	(15)%	4,775	5,601
Net cash from operating and investing activities		375	295
		September 30, 2003	2002
Net capital employed		1,447	1,778
Employees (in thousands)		33	36

Group profit at SBT was €101 million for the fiscal year, which included €80 million in severance charges taken to realign the Group's workforce with market conditions. Group profit a year earlier was €195 million. Sales were €4.990 billion compared to €5.619 billion in fiscal 2002, and orders were €4.775 billion compared to €5.601 billion a year earlier. Excluding the effects of currency translation, sales were down 5% and orders were down 9% year-over-year.

Net capital employed at September 30, 2003 was €1.447 billion, down from €1.778 billion at the end of the prior fiscal year, as lower inventories and accounts receivable improved Net working capital. Net cash from operating and investing activities improved year-over-year to €375 million from €295 million a year earlier, primarily due to lower investments in property, plant and equipment and the working capital improvements noted above. Payments for severance in fiscal 2003 were €72 million. Due to lower earnings for the year, the Group's EVA decreased and remained negative.

Power

Power Generation (PG)

(€ in millions)	Change	Year ended September 30, 2003	2002
Group profit	(26)%	1,171	1,582
Group profit margin		16.8%	16.7%
Total sales	(26)%	6,967	9,446
New orders	(31)%	7,302	10,586
Net cash from operating and investing activities		(448)	662
		September 30, 2003	2002
Net capital employed		1,712	(144)
Employees (in thousands)		30	26

PG led all Siemens Groups with €1.171 billion in Group profit and a Group profit margin of 16.8%. In fiscal 2003, PG increased the percentage of its revenues and profits coming from services, acquired the industrial turbine businesses of Alstom to complement its existing large turbine business, and further diversified its business base with significant orders in Asia, Europe and the Middle East. The negative demand trend in the U.S. market continues to affect comparison of PG's sales and orders with prior periods, resulting in 26% lower sales for PG overall, or €6.967 billion in fiscal 2003 compared to €9.446 billion in fiscal 2002, and orders of €7.302 billion, down from €10.586 billion. Currency translation effects accounted for seven and four percentage points of the decline in sales and orders, respectively.

The reduction in sales was the primary reason for PG's lower Group profit year-over-year. However, PG maintained its Group profit margin at the same level as a year earlier, including net gains of €359 million related to cancellation of orders, partly offset by €92 million in allowances on inventories associated with the cancellations. Charges for severance were lower compared to the prior year.

The acquisition of Alstom's industrial turbine business added €1.2 billion to the Group's order backlog, which totaled €14.3 billion at the end of fiscal 2003. These additions were offset in large part due to the negative currency effects during the year. For comparison, PG's backlog at the end of the prior year was €14.7 billion. Both totals exclude reservations.

Net capital employed at September 30, 2003 increased to €1.712 billion, compared to a negative €144 million at the end of the prior fiscal year, as PG acquired the industrial turbine business of Alstom and used advance payments for project inventories. This is also reflected in net cash from operating and investing activities, which was a negative €448 million compared to a positive €662 million a year earlier. These developments and lower Group profit resulted in a decrease in PG's EVA, which nevertheless remained strong and led all Groups.

Power Transmission and Distribution (PTD)

		Year ended September 30,	
(€ in millions)	Change	2003	2002
Group profit	90%	207	109
Group profit margin		6.1%	2.6%
Total sales	(19)%	3,399	4,199
New orders	(19)%	3,586	4,429
Net cash from operating and investing activities		387	149
		September 30,	
		2003	2002
Net capital employed		798	928
Employees (in thousands)		16	17

PTD delivered €207 million in Group profit generated particularly at its High Voltage and Medium Voltage divisions. Group profit of €109 million in the prior year included a €54 million loss on the sale of PTD's Metering division. Fiscal 2002 also included charges of €34 million primarily for a severance program. Sales of €3.399 billion and orders of €3.586 billion both decreased 19%, impacted by the divestment of Metering and currency translation effects. Excluding the effects of currency translation and portfolio activities, both sales and orders were 2% and 3% lower, respectively, compared to the prior fiscal year.

Net capital employed decreased to €798 million from €928 million due to improvements in Net working capital driven by higher customer prepayments. Net working capital improvements also positively impacted net cash from operating and investing activities, which increased by €238 million to €387 million. These factors contributed to PTD's EVA turning positive in fiscal 2003.

Transportation

Transportation Systems (TS)

(€ in millions)	Change	Year ended September 30, 2003	2002
Group profit	15%	284	247
Group profit margin		6.0%	5.7%
Total sales	8%	4,697	4,367
New orders	(11)%	4,674	5,247
Net cash from operating and investing activities		(217)	95
		September 30, 2003	2002
Net capital employed		(252)	(741)
Employees (in thousands)		18	17

TS increased its Group profit 15%, to €284 million, despite having to take higher warranty provisions, particularly in the fourth quarter. The Group-wide productivity program also continued to yield results. Sales for the year rose to €4.697 billion, as TS converted large orders from prior years into current business. Orders for the year of €4.674 billion included large new rolling stock contracts in China, England, Norway, and Switzerland as well as major new maintenance contracts in the U.K. The Group's order backlog remained at €11.2 billion, the same level as at the end of fiscal 2002.

Net capital employed increased from a negative €741 million to a negative €252 million as TS used advance payments for project inventories. Higher inventories were also reflected in net cash from operating and investing activities, which decreased from €95 million a year ago to negative €217 million in fiscal 2003. The rate at which TS receives advance payments for customer projects will have an impact on its cash flow in the future. Despite higher earnings, the effects of increased Net capital employed led to a decrease in EVA.

Siemens VDO Automotive (SV)

(€ in millions)	Change	Year ended September 30, 2003	2002
Group profit		418	65
Group profit margin		5.0%	0.8%
Total sales	(2)%	8,375	8,515
New orders	(2)%	8,375	8,515
Net cash from operating and investing activities		184	224
		September 30, 2003	2002
Net capital employed		3,949	3,746
Employees (in thousands)		44	43

SV increased Group profit to €418 million for the year compared to €65 million a year earlier, which included a €56 million gain from the sale of the Hydraulik-Ring business, partly offset by write-downs of certain intangible assets. The Group's innovative diesel injection and onboard infotainment systems were major factors in the earnings improvement. SV's profitability improvement program also contributed to earnings growth, as the Group cut material costs, streamlined its R&D and production processes, and tightened administrative and IT spending. As a result, SV increased its Group profit margin from 0.8% in fiscal 2002 to 5.0% in fiscal 2003, though it still fell short of earning its cost of capital. Earnings improved primarily at the Group's Powertrain, Chassis & Carbody, and Interior & Infotainment divisions after multi-year investments in innovative technologies.

Sales and orders of €8.375 billion were down 2% year-over-year, partly due to SV's third-quarter transfer of its automotive cockpit module business, with annual revenues of approximately €800 million, to an existing joint venture with Faurecia S.A. Excluding this transaction and currency translation effects, both sales and orders at SV rose 8% for the year.

Net capital employed in fiscal 2003 increased from €3.746 billion to €3.949 billion. Net cash from operating and investing activities was lower than in fiscal 2002, which included proceeds from the sale of Hydraulik-Ring. EVA improved significantly on higher Group profit, but remained negative.

Medical

Medical Solutions (Med)

(€ in millions)	Change	Year ended September 30, 2003	2002
Group profit	10%	1,118	1,018
Group profit margin		15.1%	13.4%
Total sales	(3)%	7,422	7,623
New orders	(7)%	7,835	8,425
Net cash from operating and investing activities		845	1,124
		September 30, 2003	2002
Net capital employed		3,128	3,414
Employees (in thousands)		31	31

Med increased its Group profit 10%, to €1.118 billion, and its Group profit margin climbed above 15% for the fiscal year. Innovative new products, particularly for diagnostic imaging applications, again led the way. Group profit benefited also from a €63 million gain related to the contribution of a portion of Med's electromedical systems business to a new joint venture, Draeger Medical, in return for a 35% equity stake. The divestment of the remaining portion of the electromedical systems business, announced in the fourth quarter, did not close until after the close of the fiscal year. Med's sales for the year were €7.422 billion compared to €7.623 billion in fiscal 2002, and orders were €7.835 billion compared to €8.425 billion a year earlier. Excluding currency translation effects, sales rose 7% and orders increased 3% year-over-year, in part due to continued growth in the highly competitive U.S. market.

Net capital employed decreased to €3.128 billion from €3.414 billion primarily due to currency translation effects relating to Med's large U.S. business. Net cash from operating and investing activities was €845 million in fiscal 2003 compared to €1.124 billion a year earlier, in part due to by higher accounts receivable in the current year. The combination of higher Group profit and lower Net capital employed increased Med's positive EVA.

Lighting

Osram

(€ in millions)	Change	Year ended September 30, 2003	2002
Group profit	12%	410	365
Group profit margin		9.8%	8.4%
Total sales	(4)%	4,172	4,363
New orders	(4)%	4,172	4,363
Net cash from operating and investing activities		528	284
		September 30, 2003	2002
Net capital employed		2,074	2,436
Employees (in thousands)		36	35

Osram generated €410 million in Group profit, a 12% increase over €365 million in the prior year, and improved its Group profit margin still further, to 9.8%. The Opto Semiconductors Division improved sales and earnings year over year and stringent cost containment Group-wide helped offset intense pricing pressure. Sales and orders for the year were €4.172 billion compared to €4.363 billion a year earlier, as the General Lighting Division strengthened its market position in the U.S. and the Group expanded its business in the Asia-Pacific region and eastern Europe. Excluding strong currency translation effects, sales and orders increased 6% year-over-year.

Net capital employed in fiscal 2003 decreased to €2.074 billion compared to €2.436 billion due to an improvement in Net working capital, particularly accounts receivable and due to negative currency translation effects. Net cash from operating and investing activities increased from €284 million to €528 million, primarily due to higher Group profit, reduced accounts receivable and lower capital spending. Higher Group profit on lower Net capital employed significantly improved Osram's positive EVA.

Other Operations and Reconciliation to Financial Statements

Other Operations and Reconciliation to financial statements include various categories of items which are not allocated to the Groups, because the Managing Board has determined that such items are not indicative of Group performance. These include results from centrally managed projects. Reconciliation to financial statements includes various items excluded by definition from Group profit.

Other Operations

Other Operations includes certain centrally held equity investments such as BSH Bosch und Siemens Hausgeräte GmbH (for household appliances) and Fujitsu Siemens Computers and other operating activities not associated with a Group. In fiscal 2003, higher contributions from joint ventures increased Group profit from Other Operations to €212 million from €99 million in the prior year.

Reconciliation to Financial Statements

Reconciliation to financial statements consists of Corporate items, pensions and eliminations, Other interest expense, as well as Gains on sales and dispositions of significant business interests.

Corporate items, pensions and eliminations: Corporate items includes corporate charges such as personnel costs for corporate headquarters, the results of corporate-related derivative activities as well as corporate projects and non-operating investments including the Company's share of earnings (losses) from the equity investment in Infineon. *Pensions* include the Company's pension related income (expenses) not allocated to the Groups and consists of all pension related costs, other than amounts related to the service cost of foreign pension plans. *Eliminations* represent the consolidation of transactions within the *Operations* component. *Corporate items, pensions and eliminations* was a negative €1.576 billion in fiscal 2003, compared to a negative €1.282 billion in the same period a year earlier. *Corporate items* was a negative €747 million, down from a negative €947 million in the prior year, the difference due primarily to a lower loss in fiscal 2003 related to Siemens' equity interest in Infineon and the positive resolution of an arbitration proceeding as well as reduced corporate costs in fiscal 2003. Siemens' equity share of Infineon's loss was €170 million in fiscal 2003, compared to €338 million a year earlier. *Pensions* was €828 million in fiscal 2003 compared to €250 million a year earlier, with the change due to lower return assumptions on lower net asset values in our pension trusts, and increased amortization expense related to the underfunding of our pension trusts.

Other interest expense for fiscal 2003 was €88 million, compared to €96 million in fiscal 2002, reflecting lower interest rates in the current year.

Gains on sales and dispositions of significant business interests in fiscal 2002 include tax-free gains of €936 million resulting from the sale of 23.1 million Infineon shares during the first quarter and an additional 40 million shares in the second quarter. Both transactions took place on the open market.

Financing and Real Estate

Siemens Financial Services (SFS)

(€ in millions)	Change	Year ended September 30, 2003	2002
Income before income taxes	25%	269	216
Total sales		532	582
Net cash from operating and investing activities		(312)	282
		September 30, 2003	**2002**
Total assets		8,445	8,681
Allocated equity		1,080	930
Total debt		6,821	6,730
Therein intracompany financing		6,571	6,469
Therein debt from external sources		250	261
Employees (in thousands)		1	1

Income before income taxes rose 25% at SFS, to €269 million compared to €216 million a year ago. The Equity division again contributed to higher earnings for the Group, in particular due to equity earnings from an investment in an Indonesian power station. Income before income taxes also benefited from lower provisions and write-offs at the Equipment and Sales Financing division.

Total assets decreased to €8.445 billion, compared to €8.681 billion, primarily due to negative currency translation effects. Net cash from operating and investing activities decreased significantly from a positive €282 million in fiscal 2002 to negative €312 million due to higher receivables. EVA improved due to the increase in earnings.

Siemens Real Estate (SRE)

(€ in millions)	Change	Year ended September 30, 2003	2002
Income before income taxes	(10)%	206	229
Total sales	(1)%	1,592	1,612
Net cash from operating and investing activities		351	309
		September 30,	
		2003	2002
Total assets		3,607	4,090
Allocated equity		920	920
Total debt		1,469	1,751
Therein intracompany financing		1,088	1,402
Therein debt from external sources		381	349
Employees (in thousands)		2	2

SRE earned €206 million before income taxes compared to €229 million a year earlier, as lower interest costs were more than offset by the effects of lower occupancy rates. Sales edged down 1% to €1.592 billion compared to €1.612 billion in fiscal 2002. Total assets decreased to €3.607 billion in fiscal 2003 from €4.090 billion in fiscal 2002 due to sales of real estate holdings. Net cash from operating and investing activities increased from €309 million in fiscal 2002 to €351 million in fiscal 2003. EVA decreased, but remained positive.

Eliminations, reclassifications and Corporate Treasury

Income before income taxes from Eliminations, reclassifications and Corporate Treasury was €266 million, up from a loss of €284 million in the prior year, which included the significant negative results of Infineon until it was deconsolidated in December 2001. Furthermore, the improvement in the current year results include positive effects from Corporate Treasury, due primarily to lower short-term interest rates as well as positive effects relating to hedges, not qualifying for hedge accounting, against interest rate developments. Corporate Treasury earnings also included a gain on the buyback of a nominal €1.440 billion of a bond exchangeable into shares of Infineon. For further information, see Component Information – Statements of Income – Eliminations, reclassifications and Corporate Treasury.

Component information – statements of income

The following discussion adheres to our component model of reporting. We first provide an analysis of the income statement for our Operations and Financing and Real Estate components, which together include the 15 Siemens Groups that comprise our reportable segments under U.S. GAAP. We then provide an income statement analysis for the Eliminations, reclassifications and Corporate Treasury component, and for Siemens worldwide.

Operations

The following table presents selected income statement information for the Operations component:

	Year ended September 30,	
(€ in millions)	2003	2002
Net sales from Operations	73,744	83,127
Gross profit on sales	20,446	22,805
as percentage of sales	27.7%	27.4%
Research and development expenses	(5,067)	(5,650)
as percentage of sales	(6.9)%	(6.8)%
Marketing, selling and general administrative expenses	(13,243)	(15,083)
as percentage of sales	(18.0)%	(18.1)%
Other operating income (expense), net	555	326
Income (loss) from investments in other companies, net	66	(142)
Income (expense) from financial assets and marketable securities, net	(69)	124
Interest income of Operations, net	31	94
Other interest income (expense), net	(88)	(96)
Gains on sales and dispositions of significant business interests	–	936
Income before income taxes	2,631	3,314

Net sales from Operations were €73.744 billion compared to €83.127 billion a year earlier. The majority of the difference resulted from currency translation effects, primarily reflecting the strength of the euro versus the U.S. dollar. Together with the net effect of acquisitions and dispositions, these impacts reduced sales by 7%. Excluding these effects, sales rose year over year at A&D, Med, Osram, SV and TS.

Gross profit as a percentage of sales increased to 27.7% from 27.4% in the prior year. Most of the Groups increased their gross margins, led by SV, ICN, PTD, and Med. ICN's improvement reflects the results of its PACT cost-cutting program, and PTD and SV made significant improvements in reducing materials costs and other productivity measures. Osram, A&D and TS maintained their gross margins levels. Partly offsetting these results were gross margin declines at SD and SBS, as these Groups took charges relating to long-term contracts during fiscal 2003. ICM's gross margin decreased less sharply, in part due to lower average earnings per mobile phone sold. See the Segment Information Analysis for further comments on the individual Groups.

Research and development expenses (R&D) were €5.067 billion in fiscal 2003, or 6.9% of sales, representing a slight increase compared to the prior fiscal year. Among the Groups, Med increased its R&D spending and ICN and ICM maintained stable R&D expenditures relative to declining sales.

Marketing, selling and general administrative expenses decreased 12% to €13.243 billion compared to the prior year, and declined as a percentage of sales from 18.1% to 18.0%. Cost cutting and productivity programs at ICN, ICM, I&S, SV and Osram contributed to this result, as did lower provisions for accounts and loans receivable, partially resulting from revised estimates, in particular at ICM.

Other operating income (expense), net was a positive €555 million compared to a positive €326 million last year. The current period includes €359 million of net gains related to cancellation of orders at PG, which are partly offset by inventory allowances recorded in cost of sales. Also included in fiscal 2003 was a €63 million gain from Med's contribution of assets to a joint venture with Draeger. The prior year included a €421 million gain on the sale of Unisphere Networks by ICN, a €60 million gain at ICN, a €56 million gain on the sale of Hydraulik-Ring by SV, a €21 million gain from the sale of a portfolio of business activities to KKR, and significantly lower contract cancellation gains at PG. Partly offsetting these gains in fiscal 2002 was a €378 million impairment at ICN.

Income (loss) from investments in other companies, net was a positive €66 million compared to a negative €142 million in the prior year. In fiscal 2003, there were higher contributions from joint ventures compared to fiscal 2002. The prior year included higher losses associated with Siemens' equity share of Infineon partly offset by a €133 million gain on the sale of two investments.

Income (expense) from financial assets and marketable securities, net was a negative €69 million compared to a positive €124 million in fiscal 2002. The current year included losses related to financial instrument contracts not qualifying for hedge accounting, whereas the prior year included gains associated with such contracts.

Interest income (expense) of Operations, net was €31 million compared to €94 million a year earlier, primarily due to lower interest rates and lower income in fiscal 2003.

Other interest expense for fiscal 2003 was €88 million, compared to €96 million in fiscal 2002. Lower interest expense in the current period reflects lower interest rates.

There were no gains on sales and dispositions of significant business interests in fiscal 2003. The prior year included tax-free gains of €936 million resulting from the sale of 23.1 million Infineon shares in the first quarter and 40 million shares in the second quarter. Both transactions took place on the open market.

Financing and Real Estate

The following table presents selected income statement information for the Financing and Real Estate component:

	Year ended September 30,	
(€ in millions)	2003	2002
Sales	2,112	2,186
Gross profit on sales	435	476
Marketing, selling and general administrative expenses	(291)	(282)
Other operating income (expense), net	164	151
Income (loss) from investments in other companies, net	76	44
Income (expense) from financial assets and marketable securities, net	(5)	(25)
Other interest income (expense), net	96	81
Income before income taxes	475	445

Sales from Financing and Real Estate for the fiscal year 2003 were stable at €2.112 billion compared to €2.186 billion in the prior fiscal year. Marketing, selling and general administrative expenses increased €9 million to €291 million. Other operating income, net was €164 million compared to €151 million last year, primarily reflecting gains on sales of land and buildings. Income from investments in other companies, net increased from €44 million to €76 million in fiscal 2003, driven by strong investment earnings at SFS' Equity division, in particular related to an investment in a power generation project in Indonesia. Income (expense) from financial assets and marketable securities, net was a negative €5 million compared to a negative €25 million in the prior year. For fiscal 2003, other interest income (expense), net was €96 million compared to €81 million in fiscal 2002. As a result, income before income taxes for fiscal year 2003 increased to €475 million compared to €445 million in fiscal 2002.

Eliminations, reclassifications and Corporate Treasury

This component of Siemens worldwide includes results of intra-Siemens activity by our Corporate Treasury, which provides corporate finance and treasury management services to our Operations component and to our Financing and Real Estate component. It also includes eliminations of activity conducted between those two components, and reclassification of financial items.

Corporate Treasury in fiscal 2003 includes net gains from financial instrument transactions not qualifying for hedge accounting and a €35 million gain from the buyback of a nominal €1.440 billion of a bond exchangeable into shares of Infineon. Reclassifications in fiscal 2002 include gains of €936 million resulting from the Infineon share sales mentioned above, reclassified from gains on sales and disposition of significant business interests to other operating income for Siemens worldwide.

Since December 2001, Infineon has been accounted for under the equity method. The results of Infineon for the first two months of fiscal 2002, a loss of €115 million, are included in Eliminations, reclassifications and Corporate Treasury.

Siemens worldwide

In connection with our component model of reporting, below is a discussion of the Consolidated Statements of Income for Siemens worldwide. Additional details relating to the other components of Siemens worldwide: Operations, Financing and Real Estate and Eliminations, reclassifications and Corporate Treasury are discussed above.

The following table presents selected income statement information for Siemens worldwide:

	Year ended September 30,	
(€ in millions)	2003	2002
New orders	75,056	86,214
New orders in Germany	16,796	17,812
International orders	58,260	68,402
Sales	74,233	84,016
Sales in Germany	17,100	18,102
International sales	57,133	65,914
Gross profit on sales	20,883	23,206
as percentage of sales	28.1%	27.6%
Research and development expenses	(5,067)	(5,819)
as percentage of sales	(6.8)%	(6.9)%
Marketing, selling and general administrative expenses	(13,534)	(15,455)
as percentage of sales	(18.2)%	(18.4)%
Other operating income, net	642	1,321
Income (loss) from investments in other companies, net	142	(114)
Income from financial assets and marketable securities, net	61	18
Interest income (expense) of Operations, net	31	94
Other interest income, net	214	224
Income before income taxes	3,372	3,475
Income taxes	(867)	(849)
as percentage of income before income taxes	26%	24%
Minority interest	(96)	(29)
Income before cumulative effect of change in accounting principle	2,409	2,597
Cumulative effect of change in accounting principle, net of income taxes	36	–
Net income	2,445	2,597

Orders in fiscal 2003 were €75.056 billion compared to €86.214 billion a year earlier, and sales in fiscal 2003 were €74.233 billion compared to €84.016 billion. Excluding currency translation effects and the net effect of acquisitions and dispositions, orders and sales were 5% and 4% lower, respectively, than a year earlier. Orders in Germany in fiscal 2003 were €16.796 billion compared to €17.812 billion the same period a year earlier. Sales in Germany were €17.100 billion compared to €18.102 billion a year earlier. International orders were €58.260 billion compared to €68.402 billion a year earlier. Excluding currency translation and the net effects of acquisitions and dispositions, the decline in international orders was 6%. International sales were €57.133 billion compared to €65.914 billion a year earlier. Excluding currency translation and the net effects of acquisitions and dispositions, the decline in international sales was 4%.

Orders in the U.S. in fiscal 2003 were €14.702 billion compared to €21.205 billion a year earlier. Sales in the U.S. were €15.357 billion compared to €20.288 billion in the prior year. The change in sales was driven by expected volume declines at PG following the end of the gas turbine energy boom and by a negative 14% currency translation effect. Orders in Asia-Pacific in fiscal 2003 were €9.152 billion compared to €10.092 billion and sales were €8.728 billion compared to €9.668 billion a year earlier, in part due to currency translation and the net effect of acquisitions and dispositions. Sales in China in fiscal 2003 were €2.838 billion compared to €3.223 billion a year earlier, due in large part to the effect of currency translation and dispositions.

Gross profit as a percentage of sales in fiscal 2003 increased 28.1% from 27.6% in the prior year. Most of the Groups increased their gross margins, particularly SV, ICN, PTD, and Med. ICN's improvement reflects the results of its PACT cost-cutting program, and PTD and SV made significant improvements in reducing materials costs and other productivity measures. Osram, A&D and TS maintained their gross margins levels. Partly offsetting these results were gross margin declines at SD and SBS, as these Groups took charges relating to long-term contracts during fiscal 2003. ICM's gross margin decreased less sharply, in part due to lower average earnings per mobile phone sold. See the Segment Information Analysis for further comments on the individual Groups.

Research and development (R&D) expenses were €5.067 billion compared to €5.819 billion in the prior year. R&D spending represented 6.8% of sales, compared to 6.9% in fiscal year 2002.

Marketing, selling and general administrative expenses were €13.534 billion in fiscal 2003 compared to €15.455 billion in fiscal 2002 and declined as a percentage of sales from 18.4% to 18.2%. Cost cutting and productivity programs at ICN, ICM, I&S, SV and Osram contributed to this result, as did lower provisions for accounts and loans receivable, partially resulting from revised estimates, in particular at ICM.

Other operating income (expense), net was €642 million compared to €1.321 billion in fiscal 2002. The current year includes €359 million of net gains related to cancellation of orders at PG, which are partly offset by inventory allowances recorded in cost of sales. Also included in fiscal 2003 was a €63 million gain from Med's contribution of assets to a joint venture with Draeger. The prior year included a €936 million tax-free gain resulting from Infineon share sales, a €421 million gain on the sale of Unisphere Networks by ICN, a €60 million gain at ICN, a €56 million gain on the sale of Hydraulik-Ring by SV, a €21 million gain from the KKR transaction, and significantly lower contract customer cancellation gains at PG. Partially offsetting these gains in fiscal 2002 was a €378 million impairment at ICN.

The effective tax rate on income for the fiscal year 2003 was approximately 26% and was positively impacted by tax benefits resulting from the dispositions of business interests. The effective tax rate on income for the fiscal year 2002 was approximately 24%, which was positively impacted by the tax-free sales of Infineon shares and negatively affected by non-deductible goodwill impairment.

EVA Performance

During fiscal 2003, Siemens continued its enterprise-wide focus on economic value added (EVA). We tie a significant portion of our executive incentive compensation to achieving EVA targets.

EVA is a financial performance measure of the value created or destroyed by a business. In simple terms, it compares the earnings of a business (using Group profit for the Operations Groups and income before income taxes for the Financing and Real Estate businesses as a base) against the cost of capital employed to run that business. A positive EVA means that a business has earned more than its cost of capital, whereas a negative EVA means that a business has earned less than its cost of capital. Depending on the change of EVA between comparable fiscal periods, a business is defined as value-creating or value-destroying. Consequently, the increase or decrease of EVA is an important measure of financial performance.

We use this measure of performance in addition to Group profit and income before income taxes

EVA calculation
For the fiscal years ended September 30, 2003 and 2002

(in millions of €)
Net Income
Cumulative effect of change in accounting principle, net of income taxes
Minority interest
Income taxes[1]
Income (loss) before income taxes
Other interest income (expense) of Operations, net
Gains on sales and dispositions of significant business interest
Taxes and other[2]
Net operating profit after taxes
Total assets
Other asset and liability related reconciling items (see table segment information)
Financial adjustments
Average calculation[3]
Liabilities[4]
Average net operating assets for Operations/allocated equity for Financing and Real Estate
Net operating profit after taxes
Capital charge[5]
EVA
Adjustments for certain centrally recorded gains/charges[6]
EVA Siemens worldwide

(1) The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.
(2) Other includes financial adjustments and certain reclassifications regarding Infineon in fiscal 2002.
(3) The term "Net operating assets" is the same as Net capital employed except the effects of financial adjustment and the fact that Average net operating assets are calculated in fiscal 2003 based on monthly basis. In fiscal 2002 Average net operating assets are calculated as the average of four fiscal quarters with a time lag of one quarter.
(4) As a result of allocated equity, liabilities are also partly allocated.
(5) Capital charge for eliminations, reclassifications and Corporate Treasury is risk-determined.
(6) Centrally recorded gains in fiscal 2002 represent gains on the sales of shares in Infineon.

Siemens worldwide		Eliminations, reclassifications and Corporate Treasury		Operations		Financing and Real Estate	
2003	2002	2003	2002	2003	2002	2003	2002
2,445	**2,597**	**198**	**(213)**	**1,897**	**2,474**	**350**	**336**
(36)	–	–	–	(39)	–	3	–
96	29	–	(2)	96	31	–	–
867	849	68	(69)	677	809	122	109
3,372	**3,475**	**266**	**(284)**	**2,631**	**3,314**	**475**	**445**
88	96	–	–	88	96	–	–
–	(936)	–	–	–	(936)	–	–
(1,098)	(713)	(93)	353	(865)	(933)	(140)	(133)
2,362	**1,922**	**173**	**69**	**1,854**	**1,541**	**335**	**312**

Sept. 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002
77,605	**77,939**	**1,543**	**(1,970)**	**64,475**	**67,699**	**11,587**	**12,210**
				(48,533)	(51,944)		
				1,334	1,926		
				1,883	5,034		
						(9,587)	(10,360)
				19,159	**22,715**	**2,000**	**1,850**

2003	2002	2003	2002	2003	2002	2003	2002
2,362	1,922	173	69	1,854	1,541	335	312
(1,913)	(2,241)	(15)	(15)	(1,719)	(2,061)	(179)	(165)
449	**(319)**	**158**	**54**	**135**	**(520)**	**156**	**147**
–	936						
449	**617**						

because those measures focus on results without taking into consideration the cost of capital employed in the business. In this manner, EVA complements Group profit and income before income taxes. For EVA calculation purposes, data from the consolidated financial statements is used and to a limited extent adjusted. The most important financial adjustment, representing the major part of the total EVA adjustment amount within our Operations component results from operating lease commitments. We believe that including such financial adjustment in the EVA measure enhances our business decision-making processes.

Because the two major business components of Siemens – Operations and Financing and Real Estate – are fundamentally different from each other, we use two types of EVA calculations. In the case of Operations Groups, we use Group profit as the base measure and apply a flat tax rate of 35% for calculating operating profit after taxes. The cost of capital for each Group is determined by taking the weighted average of the after-tax cost of debt and equity of Siemens and applying a risk-based factor, which takes into account the specific risks associated with the particular business. In fiscal 2003, this determination of the cost of capital within Operations Groups ranged from 8% to 10%, unchanged compared to the prior year. This percentage is applied against average net operating assets in order to determine the capital charge. Average net operating assets were determined in fiscal 2003 on a monthly basis.

In the case of Financing and Real Estate, we take income before income taxes as the base measure and also apply a flat tax rate of 35% to arrive at net operating profit after taxes. From this result we deduct the capital charge, which is calculated by multiplying the cost of capital expressed as a percentage by the risk-adjusted equity allocated to this component. In fiscal 2003 the determination of the risk-based cost of capital within the Financing and Real Estate component ranged from 8.0% to 9.75%, unchanged compared to the prior year. EVA for Corporate Treasury is calculated similarly to Financing and Real Estate.

Other organizations that use EVA as a measure of financial performance may define and calculate EVA differently.

EVA for Siemens worldwide excluding the impact of Infineon, was a positive €822 million in fiscal 2003 compared to a positive €397 million in fiscal 2002.

EVA for Operations was a positive €135 million in fiscal 2003, compared to a negative €520 million in the prior fiscal year. Financing and Real Estate realized EVA of €156 million, up from €147 million in fiscal 2002. These improvements led to an EVA for Siemens worldwide of a positive €449 million in fiscal 2003 compared to a negative €319 million in fiscal 2002, excluding a €936 million tax-free gain on the sale of shares in Infineon. Including this gain, EVA for fiscal 2002 was a positive €617 million.

Dividend

Siemens AG, the parent company of all businesses discussed in this report, recorded a net income under German accounting principles of €1.018 billion for fiscal 2003, compared to €1.009 billion in the previous year.

At the Annual Shareholders' Meeting scheduled for January 22, 2004, the Managing Board, in agreement with the Supervisory Board, will submit the following proposal: to pay €1.10 per share as a dividend, which aggregates to a total payout of €980 million. The prior year dividend was €1.00 per share.

Liquidity and capital resources

Cash flow – fiscal 2003 compared to fiscal 2002

The following discussion adheres to our component model of reporting and includes an analysis of cash flow and related balance sheet effects in our Operations and Financing and Real Estate components.

Net cash provided by the operating activities of the Operations component for fiscal 2003 was €4.123 billion compared to €4.277 billion in the prior year. The current year includes increased earnings in fiscal 2003 in comparison to the prior year after adjusting for non-cash gains in fiscal 2002. Both periods included supplemental cash contributions to Siemens pension trusts, totalling €1.192 billion and €1.782 billion in fiscal 2003 and 2002, respectively. Changes in net working capital (current assets less current liabilities) within Operations used cash of €482 million, compared to cash provided of €1.019 billion in the same period a year earlier. While the prior fiscal year included positive cash flows from significant reductions in inventory at ICN, ICM and PG, further decreases at these Groups in fiscal 2003 were offset by an increase in inventories at TS. Other current liabilities decreased, in particular at PG, as a result of lower advance payments due to order cancellations in the U.S and as the Group used advance payments for project inventories. Severance programs negatively impacted cash flow during fiscal 2003 and we expect payments from these programs to continue in fiscal 2004, but at a lesser amount. Among the Groups, ICN, ICM, A&D and PTD achieved improvements in net working capital.

Net cash used in investing activities within Operations was €3.655 billion. Expenditures for intangible assets and property, plant and equipment were €2.468 billion, €681 million lower than in the previous fiscal year. Cash outflows for acquisitions in fiscal 2003 include €929 million for the purchase of the industrial turbine businesses of Alstom. Purchases of investments and marketable securities include an aggregate €599 million for the acquisition of various debt and fund securities. Total outlays within Operations for investments and marketable securities were €841 million. Net cash used in investing activities within Operations in fiscal 2002 was €250 million. Cash used for acquisitions in fiscal 2002 was €3.787 billion which included a €3.657 billion payment to complete the Atecs-Mannesmann acquisition initiated in fiscal 2001. Proceeds from sales and dispositions in fiscal 2002 totalled €6.097 billion, including sales of businesses related to Atecs including Rexroth AG and Mannesmann Sachs AG, as well as the sale of a portfolio of businesses to Kohlberg Kravis Roberts & Co. L.P. Other dispositions included the sale of Unisphere Networks, Inc. and the Hydraulik-Ring business of SV. Fiscal 2002 also included proceeds of €1.522 billion related to sales of shares of Infineon.

Net cash provided by operating activities within the Financing and Real Estate component in fiscal 2003 was €469 million compared to €558 million in fiscal 2002. The current year reflects improved earnings at SFS offset by a decrease in other liabilities.

Net cash used in investing activities within the Financing and Real Estate component was €515 million compared to net cash used of €100 million a year earlier. Fiscal 2003 included a net increase in financing receivables, compared to a substantial reduction in the prior year. Fiscal 2002 included a negative €607 million net effect from the sale of receivables by SFS, as collections on previously sold accounts receivable were greater than new sales. Sales of accounts receivable using the SieFunds asset securitization program have been discontinued for the time being.

Net cash provided by operating activities of Siemens worldwide totalled €5.712 billion in fiscal 2003 compared to €5.564 billion for fiscal 2002. Strong worldwide earnings were a primary factor in the high level achieved in the current year. As noted above, both periods included supplemental cash contributions to Siemens pension trusts. Changes in net working capital for Siemens worldwide provided cash of €71 million in fiscal 2003 compared to €1.323 billion in the prior year. Within this development, fiscal 2002 included substantial decreases in inventory, while current year decreases at several Groups were offset by an increase in inventory at TS. In addition, net cash includes a positive net effect from Corporate Treasury of over €1 billion associated with financial instruments which manage the Company's exposure to fluctuations in foreign exchange rates, particularly with regard to intra-company financing.

Net cash used in investing activities of Siemens worldwide was €3.939 billion in fiscal 2003 compared to €810 million in fiscal 2002, a period which included approximately €2.8 billion in net proceeds from portfolio activities described above. The current period included cash outflows of €929 million for the acquisition of the industrial turbine businesses of Alstom and €957 million for purchases of investments and marketable securities. For further information regarding net cash from operating and investing activities of the Groups, see the Segment Information Analysis on pages 39-55 above.

Net cash used by financing activities of Siemens worldwide was €487 million in fiscal 2003 compared to net cash used of €859 million in fiscal 2002. The current year total includes proceeds of €2.5 billion from the issuance of notes, convertible into shares of Siemens AG. In fiscal 2003, Siemens made repayments of debt totalling €1.742 billion, which includes the repurchase of nominal €1.440 billion of a bond exchangeable into Infineon shares. During the current fiscal year, €896 million of dividends were paid to shareholders. Fiscal 2002 included €847 million for repayment of debt and €888 million in dividend payments.

For Siemens worldwide, total net cash provided by operating activities of €5.712 billion, less net cash used in investing and financing activities of €4.426 billion, less currency translation effects of €333 million, resulted in a €953 million increase in cash and cash equivalents, to €12.149 billion.

Capital resources and capital requirements

Siemens is committed to a strong financial profile, characterized by a conservative capital structure which gives us excellent financial flexibility.

Our current corporate credit ratings from Moody's Investors Service and Standard & Poor's are noted below:

	Moody's Investors Service	Standard & Poor's
Long-term debt	Aa3	AA–
Short-term debt	P–1	A–1+

Moody's Investor Service rates our long-term corporate credit Aa3 (negative outlook). The rating classification of Aa is the second highest rating within the agency's debt ratings category. The numerical modifier 3 indicates that our long-term debts ranks in the lower end of the Aa category. The Moody's rating outlook is an opinion regarding the likely direction of an issuer's rating over the medium-term. Rating outlooks fall into the following six categories: Positive, Negative, Stable, Developing, Ratings Under Review and No Outlook. Our outlook was changed from stable to negative in December 2002.

Moody's Investors Service's rating for our short-term corporate credit and commercial paper is P–1, the highest available rating in the prime rating system, which assesses issuers' ability to honor senior financial obligations and contracts generally with a maturity not exceeding one year.

Standard & Poor's rates our long-term corporate credit AA– (stable outlook). Within Standard & Poor's long-term issue and issuer credit ratings, an obligation rated AA has the second highest rating category assigned. The modifier "–" indicates that our long-term debt ranks in the lower end of the AA category. The Standard & Poor's rating outlook is an opinion regarding the likely direction of an issuer's rating over the intermediate to longer term. Rating outlooks fall into the following four categories: Positive, Negative, Stable and Developing.

Our short-term debt and commercial paper is rated A–1+ within Standard & Poor's short-term issue credit ratings, giving Siemens the highest-ranking short-term rating.

Siemens has no further agreements with nationally recognized statistical rating organizations to provide a long-term and short-term credit rating for our Company.

The rating agencies have focused more specifically on an assessment of liquidity risk. Moody's most recent liquidity risk assessment for Siemens as of October 23, 2003, classified the liquidity profile of the Company as "very healthy."

Capital resources at September 30, 2003 included €12.149 billion in cash and cash equivalents held in various currencies. Corporate Treasury generally manages cash and cash equivalents for the entire Company, except in countries where local capital controls require otherwise. At September 30, 2003, Corporate Treasury managed approximately 93% of Siemens' worldwide cash and cash equivalents. Corporate Treasury carefully manages investments of cash and cash equivalents subject to strict credit requirements and counterparty limits. Another €650 million is held in available-for-sale marketable securities, including shares in Epcos AG. Furthermore, our remaining shares in Infineon had a market value of approximately €3.2 billion based on the share price at September 30, 2003. In addition to these capital resources, SFS has established structures for raising funds through the sale of accounts receivable, either by issuing asset-backed securities under our SieFunds program or by selling receivables directly to banks. Due to our ample capital resources, we have phased-out the use of the SieFunds structure. Siemens continues to place a high priority on improving cash flows from operating and investing activities.

Capital requirements include normal debt service and regular capital spending and cash requirements. Other commercial commitments, including primarily guarantees, are contingent upon the occurrence of specific events. Approximately €1.7 billion of debt including €385 million of commercial paper is scheduled to become due in fiscal 2004. Capital spending programs have been reduced in line with more difficult market conditions. In addition, the deconsolidation of Infineon at the end of the first quarter of fiscal 2002, which had accounted for a substantial percentage of overall capital expenditures of Siemens worldwide, has resulted in considerably lower capital expenditures compared with previous periods. We plan capital expenditures for property, plant and equipment for the coming fiscal year to approximate current depreciation expense of approximately €2.5 billion for fiscal 2003.

Our shareholders' equity at September 30, 2003 was €23.715 billion, an increase of €194 million since September 30, 2002. See also the discussion of pension plan funding below as well as the consolidated statements of changes in shareholders' equity. We have authorization from our shareholders to repurchase up to 10% of our outstanding shares at any time until July 22, 2004. Such stock may be (i) retired with the approval of the Supervisory Board, (ii) used to satisfy the Company's obligations under the 1999 Siemens Stock Option Plan and the 2001 Siemens Stock Option Plan or (iii) offered for sale to employees within the employee share program.

Principal Sources of Liquidity

Our principal source of Company financing is cash flow from operating and investing activities, totaling €1.773 billion in fiscal 2003 after supplemental cash contributions of €1.192 billion to Siemens' pension trusts. Cash flows are complemented by the substantial capital resources noted above. We further strengthened our financial flexibility through a set of backstop facilities, commercial paper programs, and a medium-term note program. The backstop facilities consist of €3.7 billion in unused committed lines of credit. We also have two commercial paper programs, under which we typically issue instruments with a maturity of less than 90 days, for an aggregate U.S.$3.0 billion in the U.S. domestic market and an aggregate €3.0 billion in the euro market. The amount outstanding under all commercial paper programs was €385 million at September 30, 2003. In addition, the Company has a medium-term note program under which we may issue up to €5.0 billion in medium-term notes. The amount outstanding under this program was €1.368 billion at September 30, 2003.

In addition to our existing cash and cash equivalents, and current cash flows, our unused backstop facilities are available in the unlikely event that we are unable to access commercial paper or medium-term notes markets. The backstop facilities at our disposal include a U.S.$3.0 billion multi-currency revolving loan facility expiring May 2007 provided by a syndicate of international banks. During the third quarter of fiscal 2003, the Company terminated its €1 billion revolving loan facility, which was to expire in February 2004, and entered into a new revolving loan facility with a domestic bank for an aggregate amount of €750 million expiring in June 2008. In addition, we have a €400 million revolving loan facility expiring in July 2006 also provided by a domestic bank. None of our backstop facilities contain a Material Adverse Change clause of the type typically included in low-risk backstop facility agreements.

Neither our commercial paper and medium-term note programs nor our backstop facilities have specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger remedies, such as acceleration of repayment or additional collateral support, except in the case of nonpayment of amounts when due.

In June 2003, the Company issued €2.5 billion of convertible notes through its wholly owned Dutch subsidiary, Siemens Finance B.V., which are fully and unconditionally guaranteed by Siemens AG. The convertible notes have a 1.375% coupon and are convertible into approximately 44.5 million shares of Siemens AG at a conversion price of €56.1681 per share, which is subject to change under certain circumstances. The conversion right is contingently exercisable by the holders upon the occurrence of one of several conditions, including, upon the Company's share price having exceeded 110% of the conversion price on at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of any calendar quarter. The Company may, at any time from June 18, 2007, redeem the notes outstanding at their principal amount together with interest accrued thereon, if Siemens' share price exceeds 130% of the conversion price on any 15 of 30 consecutive trading days before notice of early redemption. Unless previously redeemed, converted or repurchased and cancelled, the notes mature on June 4, 2010.

In addition to the above-described sources of liquidity, we constantly monitor funding options available in the capital markets as well as trends in the availability and cost of such funding, with a view to maintaining excellent financial flexibility and limiting undue repayment risks.

Contractual Obligations and Commercial Commitments

In the ordinary course of business, Siemens' primary contractual obligations regarding cash involve debt service as well as operating lease commitments. Other commercial commitments, including primarily guarantees of credit of third parties, are contingent upon the occurrence of specific events. Following is a detailed discussion of these contractual obligations and commercial commitments.

The following table summarizes contractual obligations for future cash outflows as of September 30, 2003:

Contractual Obligations	Total	Payments due by period (€ in millions) Less than 1 year	1–3 years	4–5 years	After 5 years
Debt	13,178	1,745	3,552	2,558	5,323
Operating leases	2,834	473	820	596	945
Total contractual cash obligations	**16,012**	**2,218**	**4,372**	**3,154**	**6,268**

Debt – At September 30, 2003, Siemens worldwide had €13.178 billion of short- and long-term debt, of which €1.745 billion will become due within the next 12 months. Included in short-term debt is €385 million of commercial paper, reflecting all amounts outstanding under our commercial paper programs, therefore limiting refinancing risk. The remainder is represented by bonds and other loans from banks coming due within the next 12 months. At September 30, 2003, the weighted average maturity of our bonds and notes due after one year was 4.9 years. At September 30, 2002, total debt was €12.346 billion.

Debt for Siemens worldwide at September 30, 2003 consisted of the following:

(€ in millions)	Short-Term	Long-Term	Total
Notes and bonds	436	9,997	10,433
Loans from banks	777	287	1,064
Other financial indebtedness	494	904	1,398
Obligations under capital leases	38	245	283
Total debt	**1,745**	**11,433**	**13,178**

Our notes and bonds contain no specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger a requirement for early payment or additional collateral support, except in the case of nonpayment of interest or principal.

Our Corporate Treasury has primary responsibility for raising funds in the capital markets for the entire Company, including the Financing and Real Estate component, except in countries with conflicting capital market controls. In these countries, the Siemens subsidiary companies obtain financing primarily from local banks. Corporate Treasury lends funds via intracompany financing to the Operations and Financing and Real Estate components. This intracompany financing together with intracompany liabilities between the components is shown under intracompany liabilities in the balance sheets. Under this approach, at September 30, 2003, €7.659 billion of such intracompany financing was directly attributable to the Financing and Real Estate component and the remainder to the Operations component. At September 30, 2003, the Financing and Real Estate component additionally held €122 million in short-term and €509 million in long-term debt from external sources.

In fiscal 2000, Siemens Nederland N.V., as the owner of the underlying shares of stock of Infineon Technologies AG, issued €2.5 billion of 1% exchangeable notes due in 2005. For fiscal years 2001 and 2002 this debt was recorded under Corporate, eliminations (Operations). Beginning fiscal 2003 this debt is recorded under Corporate Treasury. In fiscal 2003, Siemens repurchased and retired a notional amount of €1.440 billion of exchangeable notes, which resulted in a gain of €35 million. As of September 30, 2003, of the issued €2.5 billion, notional €1.060 billion is still outstanding.

The capital structure of the Financing and Real Estate component at September 30, 2003 and 2002 consisted of the following:

	September 30, 2003		September 30, 2002	
(€ in millions)	SFS	SRE	SFS	SRE
Assets	8,445	3,607	8,681	4,090
Allocated equity	1,080	920	930	920
Total debt	6,821	1,469	6,730	1,751
Therein intracompany financing	6,571	1,088	6,469	1,402
Therein debt from external sources	250	381	261	349
Debt to equity ratio	6.32	1.60	7.24	1.90

Both Moody's and Standard & Poor's view Siemens Financial Services as a captive finance company. These ratings agencies generally recognize and accept higher levels of debt attributable to captive finance subsidiaries in determining long-term and short-term credit ratings.

The allocated equity for SFS is determined and influenced by the respective credit ratings of the rating agencies and by the expected size and quality of its portfolio of leasing and factoring assets and equity investments and is determined annually. This allocation is designed to cover the risks of the underlying business and is in line with common credit risk management standards in banking. The actual risk profile of the SFS portfolio is monitored and controlled monthly and is evaluated against the allocated equity.

Operating leases – At September 30, 2003, the Company had a total of €2.834 billion in total future payment obligations under non-cancellable operating leases.

The following table summarizes contingent commercial commitments as of September 30, 2003:

Other commercial commitments	Total amounts committed	Amount of commitment expiration per period			
		Less than 1 year	1–3 years	4–5 years	After 5 years
Lines of credit	111	88	8	–	15
Guarantees	1,778	856	792	47	83
Other commercial commitments	949	426	362	77	84
Total commercial commitments	**2,838**	1,370	1,162	124	182

Lines of credit – At September 30, 2003, Siemens provided lines of credit totaling €111 million which primarily related to asset based lending transactions of SFS where SFS provides a line of credit and in return receives assets as collateral.

Guarantees – Guarantees are principally represented by credit guarantees and guarantees of third-party performance. Credit guarantees cover the financial obligation of third-parties in cases where Siemens is the vendor and /or contractual partner. See also "Customer financing" below. In addition, Siemens provides credit line guarantees with variable utilization to associated and related companies. Performance bonds and guarantees of advanced payments guarantee the fulfillment of contractual commitments of partners in a consortium where Siemens may be the general or subsidiary partner. In the event of non-performance under the contract by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. Furthermore, the Company has provided indemnifications in connection with dispositions of business entities, which protect the buyer from tax, legal, and other risks related to the purchased business entity. The €1.778 billion total in the table above includes €206 million in customer financing guarantees. In the event that it becomes probable that Siemens will be required to satisfy these guarantees, provisions are established. Such provisions are established in addition to the liabilities recognized for the non-contingent component of the guarantees. Most of the guarantees have fixed or scheduled expiration dates, and in practice such guarantees are rarely drawn.

Other commercial commitments – The Company has commitments related to customer financing arrangements represented by approved but unutilized loans and guarantees of approximately €622 million at September 30, 2003. See "Customer financing" below. Siemens also has commitments to make capital contributions of €57 million through Siemens Project Ventures (SPV) in connection with investments whose primary goal is the development of infrastructure projects. At September 30, 2003, Siemens had a small portfolio of ten infrastructure projects, eight in the power business and two in the telecommunications business. The largest of such commitments relates to Jawa Power, a power generation project in Indonesia. In connection with such projects, Siemens purchases insurance that covers certain specific project risks, particularly political risks. At September 30, 2003, the net equity investment in these projects totaled approximately €328 million. Other than capital contributions, Siemens has no other commercial commitments related to these projects.

We also have commitments to make capital contributions totaling €199 million to certain project companies and to venture capital investments. Other commercial commitments also include €61 million in discounted bills of exchange and €10 million in collaterals for third-party liabilities.

Customer financing – Siemens' strong financial profile enables us to selectively provide customers with financing. We also selectively assist customers in arranging financing from various third-party sources, including export credit agencies. This has historically been an important competitive advantage in such long-cycle businesses as power generation, transportation, and telecommunications. We also provide direct vendor financing and grant guarantees to banks in support of loans to Siemens customers and we may enter into a combination of the above arrangements. Financing requirements are entered into on a very selective basis; we have forgone and will continue to forgo new business contracts if the financing risks are not justifiable relative to the rewards. Due to significantly lower levels of capital spending at most major telecommunications operators, however, requests for such financing have decreased. As a result, customer financing commitments requiring the approval of Siemens' Corporate Executive Committee of the Managing Board have decreased significantly. The total loans and guarantees relating to such customer financing as of September 30, 2003 amounted to €1.4 billion including loans and guarantees of €756 million for approved and utilized commitments and €622 million for approved but not utilized commitments. As of September 30, 2002 total loans and guarantees relating to this customer financing amounted to €2.5 billion including loans and guarantees of €1.6 billion for approved and utilized commitments and €936 million for approved but not utilized commitments.

Provisions – In the ordinary course of business Siemens establishes various types of provisions. As of September 30, 2003, provisions for contract losses totaled approximately €1.2 billion. Accrued contract losses relate primarily to the groups PG (€276 million), ICM (€179 million), TS (€171 million), ICN (€143 million), SD (€129 million) and SBS (€106 million). For all accrued contract losses, we anticipate that the cash outflows for labor, materials, contract penalties and related costs on such contract losses will occur predominately over the next two fiscal years. In addition to provisions for losses, losses on contracts can include write-offs of inventories and other charges.

Pension Plan Funding

Siemens' projected benefit obligation (PBO), which considers future compensation increases, amounted to €20.9 billion on September 30, 2003, compared to €19.5 billion on September 30, 2002. This increase is due primarily to a reduction in the average discount rate from 6.0% to 5.4%, which reflects the worldwide decline in interest rates in financial markets. The fair value of plan assets as of September 30, 2003 was €15.9 billion, compared to €14.5 billion on September 30, 2002. Over the last twelve months, the actual return on plan assets amounted to 7.4%. Because the measurement date for the valuation of certain Siemens pension funds, particularly our large funds in the U.S. and U.K., does not coincide with the end of our fiscal year, we are not able to fully recognize this return for fiscal year 2003. On September 30, 2003, the combined funding status of all Siemens pension plans showed an underfunding of €5.0 billion, unchanged from the end of fiscal 2002.

Siemens was one of the first German companies to transfer its pension obligations to a pension trust with segregated assets to cover pension obligations. The principal funded pension plans outside Germany had already been established in this manner. The assets allocated to these pension trusts serve solely to cover future pension obligations and are not available for other purposes. At the time we established our German pension trust, it was fully funded based on the fair value of its assets. However, substantial declines in equity valuations due to stock market trends over the past three years have led to lower fair values for plan assets, which in turn has resulted in underfunding of pension plans.

The Company constantly reviews the design and the asset allocation of its pension plans, in order to detect and analyze trends and events that may affect asset values and initiate appropriate counter-measures at a very early stage. These efforts are part of the Company's overall program of sound financial management of its pension funds, including adjustments to the asset allocation and supplemental contributions to pension plans. In fiscal 2003, these supplemental contributions included €1.192 billion in cash and €377 million in real estate. In fiscal 2002, supplemental contributions totaled €1.782 billion in cash.

In fiscal 2003, we decided to change the design of the German pension plan from a defined benefit plan into effectively, a defined contribution plan. This change in approach will enable the Company to better control future benefit obligations. Under the new system (BSAV), previously earned benefits are not affected. From October 1, 2004 onward, all employees of Siemens AG and domestic affiliates will receive pension benefits in line with the new system only. We expect to continue to review the need for defined contribution plans also outside Germany in the coming years.

Critical accounting estimates

The preparation of financial statements requires management estimates and assumptions that affect reported amounts and related disclosures. All estimates and assumptions are made to the best of management's knowledge and belief in order to fairly present our position and the result of our **Operations**. The following of our accounting policies are significantly impacted by such management judgment and estimates.

Revenue Recognition on Long-Term Contracts
Our ICN, ICM, SBS, I&S, SD, PG, PTD and TS Groups conduct a significant portion of their business under long-term contracts with customers. We generally account for long-term projects using the percentage-of-completion method, recognizing revenue as performance on a contract progresses. This method places considerable importance on accurate estimates of the extent of progress towards completion. Depending on the methodology to determine contract progress, the significant estimates include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. The managements of the operating Groups continually review all estimates involved in such long-term contracts and adjust them as necessary. We also use the percentage-of-completion method for projects financed directly or indirectly by Siemens. In order to qualify for such accounting, the credit quality of the customer must meet certain minimum parameters as evidenced by the customer's credit rating or by a credit analysis performed by SFS, which performs such reviews in support of the Corporate Executive Committee. At a minimum, a customer's credit rating must be single B from the rating agencies, or an equivalent SFS-determined rating. In cases where the credit quality does not meet such standards, we recognize revenue for long-term contracts and financed projects based on the lower of cash if irrevocably received, or contract completion.

Accounts Receivable
The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally determined based on information from external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions. As of September 30, 2003 and 2002, Siemens recorded a total valuation allowance for accounts receivable of €1.122 billion and €1.585 billion, respectively. Additionally,

Siemens selectively assists customers, particularly in the telecommunication equipment area, through arranging financing from various third-party sources, including export credit agencies, in order to be awarded supply contracts. In addition, the Company provides direct vendor financing and grants guarantees to banks in support of loans to Siemens customers when necessary and deemed appropriate. Due to the previous high levels of capital spending and associated debt at most major telecommunications operators, however, requests for such financing continued to decrease.

Goodwill

SFAS 142 requires that goodwill be tested for impairment at least annually using a two-step approach at the division level. In the first step, the fair value of the division is compared to its carrying amount including goodwill. In order to determine the fair value of the division, significant management judgment is applied in order to estimate the underlying discounted future free cash flows. In the case that the fair value of the division is less than its carrying amount, a second step is performed which compares the fair value of the division's goodwill to the carrying amount of its goodwill. The fair value of goodwill is determined based upon the difference between the fair value of the division and the net of the fair values of the identifiable assets and liabilities of the division. If the fair value of goodwill is less than the carrying amount, the difference is recorded as an impairment. As of September 30, 2003 and 2002, Siemens had total goodwill of €6.501 billion and €6.459 billion, respectively.

Pension and Postretirement Benefit Accounting

Our pension benefit costs and credits are determined in accordance with actuarial valuations, which rely on key assumptions including discount rates and expected return on plan assets. We determine the market-related value of plan assets for the Siemens German Pension Trust based on the average of the historical market values of plan assets over the four quarters of the preceding fiscal year. This value is the basis for the determination of the return on plan assets and amortization of unrecognized losses in the fiscal year following the actuarial valuation. For all other pension plans, asset values are based upon the fair value of plan assets at the measurement date. Due to the underfunded status of certain pension plans at their respective measurement dates, an additional minimum liability is recorded net of deferred tax assets in other comprehensive income. Our postretirement benefit costs and credits are determined in accordance with actuarial valuations, which rely on key assumptions including discount rates, and increase or decrease in health care trend rates. The discount rate assumptions reflect the rates available on high-quality fixed-income investments of appropriate duration at the measurement dates of each plan. The expected return on plan assets assumption is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. Other key assumptions for our pension and postretirement benefit costs and credits are based in part on current market conditions. Pension and related postretirement benefit costs or credits could change due to variations in these underlying key assumptions.

The assumptions used for the calculation of net periodic pension cost in fiscal 2004 have already been determined. A one percentage point increase (decrease) in the discount rate assumption would result in a decrease (increase) in net periodic pension cost of €160 (€200) million. A one percentage point change in the assumption for expected return on plan assets would result in a decrease (increase) of €172 million. A one percentage point increase (decrease) in the rates of compensation increase and pension progression would result in a combined increase (decrease) of €360 (€310) million. If more than one of these assumptions were changed simultaneously, the impact would not necessarily be the same as if only one assumption was changed in isolation.

Accruals

Significant estimates are involved in the determination of provisions related to contract losses and warranty costs. A significant portion of the business of certain of our Operating Groups is performed pursuant to long-term contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis. Siemens records an accrual for contract losses when current estimates of total contract costs exceed contract revenue. Such estimates are subject to change based on new information as projects progress toward completion. Loss contracts are identified by monitoring the progress of the project and updating the estimate of total contract costs which also requires significant judgment relating to achieving certain performance standards, particularly in our Power business, and estimates involving warranty costs.

Risk Management

Siemens' risk management policy is to pursue sustainable growth while taking on only manageable risks associated with creating economic value. Risk management is therefore an integral part of how we plan and execute our business strategies, and our risk management policy is set by Siemens' Corporate Executive Committee (a committee of the Managing Board that includes both the CEO and CFO). Group management executes this policy in line with Siemens' overall organizational and accountability structure. For example, each operating unit or business entity is accountable for managing the risks associated with its regional or worldwide business.

We use a coordinated set of sophisticated risk management and control systems to anticipate, measure, monitor and manage our exposure to risk. The most important of these are our well-established, enterprise-wide processes for strategic planning and management reporting. The former allows us to consider potential risks well in advance of major business decisions, and the latter enables us to monitor them closely over time as our business progresses. Our internal auditors regularly review the adequacy and efficiency of our risk management and control systems. The coordination of all these processes and procedures are intended to ensure that the Managing Board and the Supervisory Board are informed about material risks on a timely basis, as described in more detail in the section Corporate Governance.

Below we describe the major categories of risks that could materially affect our business, our financial condition and our results of operations. The risks we describe here are not necessarily the only ones we face. Additional risks not known to us, or that we now consider less significant, could also adversely affect our business.

Business Risks

Siemens operates in competitive global markets, where both customers and competitors can access many sources of information to identify the lowest prices for products and services, as well as those with high quality, superior customer service, and favorable financing terms. For example, Siemens faces aggressive price-cutting by competitors in its Information & Communications Groups (I&C) and in Medical Solutions (Med), especially in times of slow or stalled growth in customer demand. Siemens is exposed to market downturns, particularly in the highly volatile mobile communications market of ICM, the carrier switching business of ICN, the gas turbine business of PG and the automotive supplier market of SV. The recent macroeconomic downturn resulted in cost-cutting and productivity initiatives and in stagnating investing activities in fiscal 2001, 2002, and 2003. The continued effectiveness of such programs will be a factor in our future success as well.

Siemens businesses are extensively engaged in the development, acquisition and use of technology, which advances rapidly in many of the industries in which we participate. To maintain a high level of innovation and technological competitiveness, we execute divestitures, acquisitions, strategic alliances and joint ventures. Transactions such as these carry inherent risks associated with the challenges of integrating people, operations, technologies and products. We also face the risk that acquired technologies may become obsolete due to unforeseen business or market developments. To counter these risks, we conduct extensive technological analysis of potential acquisitions and business partners, and employ defined processes designed to increase the speed and effectiveness of mergers, acquisitions, and joint ventures.

Operational Risks

Within many of our operating Groups, the normal course of business includes large and complex projects for customers. PG, PTD, TS, SD, the I&C groups and I&S are generally engaged in such projects. The risks associated with these projects include unexpected technological problems, unforeseen developments at project sites, problems with our partners and subcontractors companies, and logistic difficulties. Any of these factors could lead to significant cost over-runs or project penalties.

We also have production facilities worldwide with a high degree of organizational and technological complexity. We therefore face risks within our value chain processes such as operational failures, quality issues and potential safety risks involving our products, our workers, or the environment. To manage these risks, we have established a comprehensive set of policies and procedures relating to project and quality management, product safety, workplace safety, and environmental protection. We also continuously develop and refine our production processes and technologies and our administrative processes. In addition, we rigorously maintain our facilities and train our employees.

Supplier Risks

We rely on third parties to supply us with parts, components and services. This reliance creates risks that our businesses could be affected by unexpected shortages on the part of suppliers, or by unexpected price increases due to market forces or currency fluctuations. Using third parties to manufacture, assemble and test parts and components also limits our direct control over manufacturing yields, quality assurance, and delivery schedules. We manage these supplier-related risks by closely monitoring our supply markets, carefully evaluating supplier performance, and using long-term agreements to ensure favorable supply, pricing and delivery of key parts, components, and services.

Human Resource Risks

In many of the fields in which we operate intense competition exists for highly qualified managers, professionals, and technicians who possess the necessary scientific, technical or industry-specific skills we require. Therefore, we face risks related to our continued ability to recruit, assimilate and retain qualified people in all these areas. To manage these risks, we maintain intensive contact with trade schools, universities, and professional associations that educate and train the people we are likely to need. We also provide abundant opportunities for existing employees to acquire new skills and knowledge related to our business; attractive remuneration systems aimed at retaining qualified employees; and programs designed to successfully integrate new employees into the Company.

Credit Risks

As described above, Siemens provides various forms of direct or indirect financing to customers, for large projects as well as specific product orders. It is customary in some industries, for example, for suppliers to finance large-scale infrastructure projects. Because we have the capability to engage in large infrastructure projects throughout the world, such financing could expose us to specific risks associated with a particular country or its currency. Because some of our infrastructure customers are newly formed companies, particularly in the wireless telecommunications area, we could also face infrastructure financing risks associated with a particular company. Additionally, vendor financing of projects such as GSM or UMTS wireless network equipment exposes us to credit risks. We also face a number of general risks in providing financing to our customers, including delayed payments from customers or difficulties in the collection of receivables, especially when we conduct business in emerging markets, in markets with economic difficulties, or in markets with a high number of start-up companies. We manage these risks through our enterprise-wide management emphasis on collecting receivables fully and timely. We further manage these credit risks using defined processes for assessing customer creditworthiness.

Market Risks

We define "market risk" as a potential loss due to an adverse move in market rates. We define "potential loss" for equity price risk as a decline in fair values due to an adverse move in market prices. For foreign exchange risk, a "potential loss" is defined as a decline in future cash flows due to an adverse move in market rates. For interest rate risk, we consider "potential loss" to mean, for fixed-rate instruments, a decline in fair values, and, for variable-rate instruments, a decline in future cash flows. We use the "sensitivity analysis" method to measure our market risk.

Assets from the groups' pension plans (equity investments and interest bearing securities) are not included in the discussion below.

Equity Price Risks

We have direct and indirect investments in publicly traded companies, which are held for purposes other than trading. The market value of these investments as of September 30, 2003 was €4.121 billion, with our 39.7% interest in Infineon Technologies AG, our 12.5% interest in EPCOS AG and our 9.7% interest in Juniper Networks representing a large share. An adverse move in equity prices of 20% would reduce the value of these investments by (€824) million. In fiscal 2002, an adverse move in equity prices of 20% would have reduced the value of these investments by (€450) million. The difference between the fiscal years is primarily due to an increase in Infineons and Juniper Networks' share prices during fiscal 2003.

Foreign Currency and Interest Rate Exposure

Our risk management approach is to pool and analyze interest rate and currency risk exposures of the business groups. Exceptions to this approach are made in the case of country-specific restrictions and similar considerations. The pooled exposures are recorded on a real-time basis in a treasury management system maintained by our Treasury and Financing Services (TFS) Division of SFS. This system allows us to perform an ongoing mark-to-market valuation of interest rate and currency risks of all pooled transactions, as well as a measure of credit exposure to individual financial institutions. TFS acting on behalf of Corporate Finance Treasury, hereinafter referred to as Treasury, enters into financial instruments with third-party financial institutions to offset pooled exposures using a value-at-risk model. The instruments used are readily marketable, liquid and priced on a daily basis. They include: forward exchange contracts, interest-rate swaps, cross-currency swaps, forward contracts and options. For all these tasks, Treasury has in place appropriate functional and organizational separation of duties between transaction initiation, processing, risk controlling and accounting. Unless prohibited by local restrictions, foreign exchange controls or in order to mitigate political risk, operating units are obliged to invest their excess liquidity or to cover their financial needs with Treasury. Treasury's global coverage represents approximately about 90% as far as investments but also borrowings of operating units are concerned.

As a company doing business around the world, Siemens is exposed to foreign currency cash flows from the sale of products and services which are not denominated in the functional currency of the respective Siemens unit. The operative foreign currency exposure arising from our business groups are partly offset through our production facilities abroad, as well as through procurement activities conducted in foreign currencies. In addition, a financial foreign currency exposure arises from investments and financing activities of Siemens in foreign currencies. We define generally foreign currency exposure as balance sheet items, firm commitments and foreign currency-denominated cash inflows and cash outflows from anticipated *transactions* for the next three months. This foreign currency exposure is determined from the point of view of the respective functional currencies of the Siemens' entity where the exposure exists. To address the effects of foreign exchange *translation risk* in our risk management, our working assumption is that investments in our foreign-based operations are permanent and that reinvestment is continual. Whenever a divestment of a particular asset or entity is made, we incorporate the approximate value of this *transaction* into our sensitivity analysis. Effects from currency fluctuations on the *translation* of net asset amounts into euro are reflected in the Siemens consolidated equity position. Operating units are not allowed to borrow or invest money in foreign currencies on a speculative basis. Intercompany financing or investments of operating units are preferably done in their functional currency or on a hedged basis.

Our group-wide guidelines require each entity to monitor their foreign currency exposure. Based on a guideline developed by our Corporate Finance department, the entities are required to hedge at least 75% of their total foreign currency exposure. Exceptions require special permission from and additional supervision by Corporate Finance regarding the related foreign currency exposure. Entities enter into foreign exchange contracts with Treasury. The unhedged balances from foreign currency exposure and the financial foreign currency exposure are reported to the Corporate Finance department, which monitors the overall net foreign exchange exposure of the Company. Approximately 60% of the overall foreign currency exposure is related to operative cash flows while the remaining 40% arise from financial cash flows. In the U.S. dollar approximately 50% of the exposure is related to operative cash flow and the remainder arises from financial intercompany needs. These financial cash flows mainly accrue from our financial debt issued in euro fulfilling our financing requirements in North America. The values presented in the foreign exchange risk disclosures made in this document are the unhedged positions multiplied by the assumed 10% appreciation of the euro against all currencies. In determining our foreign exchange sensitivity, we aggregate the net foreign exchange risk exposure of the operating units and Treasury.

Because our foreign currency inflows exceed our outflows, an appreciation of the euro against all foreign currencies, particularly the U.S. dollar would have a negative financial impact to the extent that future sales are not already hedged. Future changes in the foreign exchange rates can impact sales prices and may lead to margin impacts, the extent of which is determined by the matching of foreign currency revenues and expenses. In order to optimize cost of capital, the decision about the funding currency is independent from the currency needs for capital requirements. Exchange rate risk arising out of this approach is hedged. For the reasons outlined, changes in foreign currency exchange rates do not necessarily result in an impact on the profit of our Groups, but may impact cash flow.

At September 30, 2003, a parallel 10% alteration of the euro against all foreign currencies would have resulted in a decline in future cash flows of €(8) million, particularly to the U.S. dollar, the British pound and the Swiss franc, and €(79) million at September 30, 2002. Our fair value interest risk results primarily from our long-term fixed rate debt obligations and interest bearing investments. We seek to limit this risk through the use of derivative instruments which allow us to hedge fair value changes by swapping fixed rates of interest into variable rates of interest. Assuming a 100-basis-point increase in interest rates, our fair value interest risk was €(22) million on September 30, 2003, increasing from €(4) on September 30, 2002, assuming a 100 basis point decrease. This change in position was mainly due to transforming liquidity invested on a short term basis into intended maturity.

Our cash flow interest rate risk on our variable-rate portfolio was €(85) million at September 30, 2003 and €(67) million at September 30, 2002, assuming a 100-basis-point increase in interest rates. Such risk is largely related to variable interest rates resulting from the aforementioned hedges of fixed rate debt obligations.

Annual Report / 20F Disclosure Differences

In addition to the Annual Report, Siemens prepares and files an "Annual Report on Form 20-F" with the U.S. Securities and Exchange Commission (SEC) as a foreign private issuer. The Form 20-F and the Annual Report are not identical.

In particular, the Annual Report includes a quantification of our economic value added (EVA) measure, because a significant portion of our management's incentive compensation is tied to EVA targets. We provide disclosure of how the measure is calculated and how investors should use this information. Form 20-F does not include this information.

Our Annual Report and the Annual Report on Form 20-F are available on our website at **www.siemens.com/investor_relations**

Outlook

Following the volume declines of the past year, which were substantially driven by currency translation, our goal in fiscal 2004 is to achieve further growth in profitability and win market share. As a number of our Groups have demonstrated, we are well positioned for this effort, with our clear customer focus, strength in innovation, global competitiveness, and sound financial condition. These qualities should also create the basis for double-digit percentage growth in net income for fiscal 2004, assuming generally stable economic conditions.

Subsequent events

After the close of fiscal 2003, in October 2003, Med completed the sale of its life support systems business to Getinge AB, of Sweden. Also in October 2003, Siemens made additional supplemental cash contributions to its U.S. and German pension trusts of €1.255 billion.

This Short Report contains forward-looking statements based on beliefs of Siemens' management. We use the words "anticipate", "believe", "estimate", "expect", "intend", "should", "plan" and "project" to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. Please refer to the discussion of Siemens' risk factors in our Form 20-F. Siemens does not intend or assume any obligation to update these forward-looking statements. It is our policy to disclose material information on an open, nonselective basis.

The financial information presented on the following pages is extracted from our audited consolidated financial statements included in the Siemens Annual Report for the year ended September 30, 2003. KPMG Deutsche Treuhand-Gesellschaft has audited our annual consolidated financial statements as and for the year ended September 30, 2003 and 2002 and issued an unqualified opinion including a reference to Siemens' adoption of Statements of Financial Accounting Standards (SFAS) No. 143, *Accounting for Asset Retirement Obligations* effective October 1, 2002 and SFAS No. 142, *Goodwill and Other Intangible Assets* effective October 1, 2001. Siemens' 2003 Annual Report and Form 20-F including these consolidated financial statements with the related auditor's' report are available on our website at **www.siemens.com/investor_relations**

Consolidated Statements of Income

For the fiscal years ended September 30, 2003 and 2002 (in millions of €, per share amounts in €)

	Siemens worldwide	
	2003	2002
Net sales	74,233	84,016
Cost of sales	(53,350)	(60,810)
Gross profit on sales	20,883	23,206
Research and development expenses	(5,067)	(5,819)
Marketing, selling and general administrative expenses	(13,534)	(15,455)
Other operating income (expense), net (therein gain on issuance of subsidiary and associated company stock €3 and €37, respectively)	642	1,321
Income (loss) from investments in other companies, net	142	(114)
Income (expense) from financial assets and marketable securities, net	61	18
Interest income of Operations, net	31	94
Other interest income (expense), net	214	224
Gains on sales and dispositions of significant business interests	–	–
Income (loss) before income taxes	3,372	3,475
Income taxes[1]	(867)	(849)
Minority interest	(96)	(29)
Income (loss) before cumulative effect of change in accounting principle	2,409	2,597
Cumulative effect of change in accounting principle, net of income taxes	36	–
Net income (loss)	2,445	2,597
Basic earnings per share		
Income before cumulative effect of change in accounting principle	2.71	2.92
Cumulative effect of change in accounting principle, net of income taxes	0.04	–
Net income	2.75	2.92
Diluted earnings per share		
Income before cumulative effect of change in accounting principle	2.71	2.92
Cumulative effect of change in accounting principle, net of income taxes	0.04	–
Net income	2.75	2.92

(1) The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

(2) As of December 5, 2001, Siemens deconsolidated Infineon. The results of operations from Infineon for the first two months of the fiscal year 2002 are included in Eliminations, reclassifications and Corporate Treasury. As of December 5, 2001, the share in earnings (loss) from Infineon is included in Income (loss) from investments in other companies, net in Operations.

Eliminations, reclassifications and Corporate Treasury[2]		Operations		Financing and Real Estate	
2003	2002	2003	2002	2003	2002
(1,623)	(1,297)	73,744	83,127	2,112	2,186
1,625	1,222	(53,298)	(60,322)	(1,677)	(1,710)
2	(75)	20,446	22,805	435	476
–	(169)	(5,067)	(5,650)	–	–
–	(90)	(13,243)	(15,083)	(291)	(282)
(77)	844	555	326	164	151
–	(16)	66	(142)	76	44
135	(81)	(69)	124	(5)	(25)
–	–	31	94	–	–
206	239	(88)	(96)	96	81
–	(936)	–	936	–	–
266	(284)	2,631	3,314	475	445
(68)	69	(677)	(809)	(122)	(109)
–	2	(96)	(31)	–	–
198	(213)	1,858	2,474	353	336
–	–	39	–	(3)	–
198	(213)	1,897	2,474	350	336

Consolidated Balance Sheets

As of September 30, 2003 and 2002 (in millions of €)

	Siemens worldwide	
	9/30/03	9/30/02
Assets		
Current assets		
Cash and cash equivalents	12,149	11,196
Marketable securities	650	399
Accounts receivable, net	14,511	15,230
Intracompany receivables	–	–
Inventories, net	10,366	10,672
Deferred income taxes	1,063	1,212
Other current assets	4,750	5,353
Total current assets	43,489	44,062
Long-term investments	5,992	5,092
Goodwill	6,501	6,459
Other intangible assets, net	2,358	2,384
Property, plant and equipment, net	10,756	11,742
Deferred income taxes	4,359	3,686
Other assets	4,150	4,514
Other intracompany receivables	–	–
Total assets	77,605	77,939

Liabilities and shareholder's equity		
Current liabilities		
Short-term debt and current maturities of long-term debt	1,745	2,103
Accounts payable	8,404	8,649
Intracompany liabilities	–	–
Accrued liabilities	8,884	9,608
Deferred income taxes	870	661
Other current liabilities	12,125	13,691
Total current liabilities	32,028	34,712
Long-term debt	11,433	10,243
Pension plans and similar commitments	5,843	5,326
Deferred income taxes	534	195
Other accruals and provisions	3,418	3,401
Other intracompany liabilities	–	–
	53,256	53,877
Minority interests	634	541
Shareholders' equity		
Common stock, no par value. Authorized: 1,129,742,969 and 1,145,917,335 shares, respectively. Issued: 890,866,301 and 890,374,001 shares, respectively	2,673	2,671
Additional paid-in capital	5,073	5,053
Retained earnings	23,020	21,471
Accumulated other comprehensive income (loss)	(7,051)	(5,670)
Treasury stock, at cost. 1,184 and 49,864 shares, respectively	–	(4)
Total shareholders' equity	23,715	23,521
Total liabilities and shareholders' equity	77,605	77,939

Eliminations, reclassifications and Corporate Treasury		Operations		Financing and Real Estate	
9/30/03	9/30/02	9/30/03	9/30/02	9/30/03	9/30/02
11,345	10,269	725	873	79	54
101	25	529	356	20	18
(9)	(7)	10,894	12,058	3,626	3,179
(10,777)	(13,284)	10,742	13,209	35	75
(4)	(5)	10,284	10,592	86	85
77	64	909	1,143	77	5
736	1,028	3,143	3,306	871	1,019
1,469	(1,910)	37,226	41,537	4,794	4,435
19	2	5,636	4,797	337	293
–	–	6,421	6,369	80	90
–	–	2,338	2,362	20	22
1	2	7,114	7,628	3,641	4,112
1,127	764	3,165	2,771	67	151
131	103	1,371	1,304	2,648	3,107
(1,204)	(931)	1,204	931	–	–
1,543	(1,970)	64,475	67,699	11,587	12,210
977	1,143	646	785	122	175
4	6	8,216	8,453	184	190
(7,426)	(7,776)	1,771	1,799	5,655	5,977
6	18	8,748	9,445	130	145
(271)	(206)	877	647	264	220
284	375	11,578	12,853	263	463
(6,426)	(6,440)	31,836	33,982	6,618	7,170
10,176	6,833	748	2,974	509	436
–	–	5,813	5,299	30	27
182	(50)	250	119	102	126
21	28	3,101	3,068	296	305
(2,410)	(2,341)	378	45	2,032	2,296
1,543	(1,970)	42,126	45,487	9,587	10,360
–	–	634	541	–	–
–	–	21,715	21,671	2,000	1,850
1,543	(1,970)	64,475	67,699	11,587	12,210

Consolidated Statements of Cash Flow

For the fiscal years ended September 30, 2003 and 2002 (in millions of €)

	Siemens worldwide	
	2003	2002
Cash flows from operating activities		
Net income (loss)	2,445	2,597
Adjustments to reconcile net income to cash provided		
Minority interest	96	29
Amortization, depreciation and impairments	3,334	4,126
Deferred taxes	262	(191)
Gains on sales and disposals of businesses and property, plant and equipment, net, and gain from issuance of subsidiary and associated company stock	(232)	(1,610)
Losses (gains) on sales of investments, net	2	(177)
Gains on sales and dispositions of significant business interests	–	–
Losses (gains) on sales and impairments of marketable securities, net	23	4
Loss (income) from equity investees, net of dividends received	10	298
Change in current assets and liabilities		
(Increase) decrease in inventories, net	8	1,349
(Increase) decrease in accounts receivable, net	623	1,763
Increase (decrease) in outstanding balance of receivables sold	(291)	(503)
(Increase) decrease in other current assets	1,416	1,213
Increase (decrease) in accounts payable	(396)	(899)
Increase (decrease) in accrued liabilities	(621)	(575)
Increase (decrease) in other current liabilities	(668)	(1,025)
Supplemental contributions to pension trusts	(1,192)	(1,782)
Change in other assets and liabilities	893	947
Net cash provided by operating activities	5,712	5,564
Cash flows from investing activities		
Additions to intangible assets and property, plant and equipment	(2,852)	(3,894)
Acquisitions, net of cash acquired	(1,055)	(3,787)
Purchases of investments	(736)	(332)
Purchases of marketable securities	(221)	(338)
Increase in receivables from financing activities	(94)	(172)
Increase (decrease) in outstanding balance of receivables sold by SFS	–	–
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	839	1,218
Proceeds from sales and dispositions of businesses	119	6,097
Proceeds from sales of marketable securities	61	398
Net cash (used in) provided by investing activities	(3,939)	(810)
Cash flows from financing activities		
Proceeds from issuance of common stock	–	156
Purchase of common stock of Company	–	(152)
Proceeds from issuance of treasury shares	4	81
Proceeds from issuance of debt	2,702	384
Repayment of debt	(1,742)	(847)
Change in short-term debt	(445)	512
Change in restricted cash	–	(2)
Dividends paid	(896)	(888)
Dividends paid to minority shareholders	(110)	(103)
Intracompany financing	–	–
Net cash (used in) provided by financing activities	(487)	(859)
Effect of deconsolidation of Infineon on cash and cash equivalents	–	(383)
Effect of exchange rates on cash and cash equivalents	(333)	(118)
Net increase (decrease) in cash and cash equivalents	953	3,394
Cash and cash equivalents at beginning of period	11,196	7,802
Cash and cash equivalents at end of period	12,149	11,196
Supplemental disclosure of cash paid for:		
Interest	545	794
Income taxes	795	389

Eliminations, reclassifications and Corporate Treasury		Operations		Financing and Real Estate	
2003	2002	2003	2002	2003	2002
198	(213)	1,897	2,474	350	336
–	(2)	96	31	–	–
–	209	2,894	3,440	440	477
20	(185)	206	18	36	(24)
–	(936)	(145)	(588)	(87)	(86)
–	7	2	(172)	–	(12)
–	936	–	(936)	–	–
9	(2)	13	3	1	3
–	17	70	322	(60)	(41)
–	86	14	1,234	(6)	29
(527)	844	1,141	871	9	48
(21)	(607)	(270)	104	–	–
835	459	561	833	20	(79)
3	(254)	(396)	(595)	(3)	(50)
–	30	(571)	(577)	(50)	(28)
466	(99)	(961)	(851)	(173)	(75)
–	–	(1,192)	(1,782)	–	–
137	439	764	448	(8)	60
1,120	729	4,123	4,277	469	558
–	(149)	(2,468)	(3,149)	(384)	(596)
–	–	(1,055)	(3,787)	–	–
–	(65)	(714)	(263)	(22)	(4)
(92)	(306)	(127)	(27)	(2)	(5)
276	(864)	–	–	(370)	692
21	607	–	–	(21)	(607)
–	–	556	801	283	417
–	–	119	6,097	–	–
26	317	34	78	1	3
231	(460)	(3,655)	(250)	(515)	(100)
–	–	–	156	–	–
–	–	–	(152)	–	–
–	–	4	81	–	–
2,702	384	–	–	–	–
(1,700)	(809)	(12)	(15)	(30)	(23)
(106)	843	(323)	(481)	(16)	150
–	(2)	–	–	–	–
–	–	(896)	(888)	–	–
–	–	(110)	(103)	–	–
(907)	3,178	787	(2,615)	120	(563)
(11)	3,594	(550)	(4,017)	74	(436)
–	(383)	–	–	–	–
(264)	(71)	(66)	(44)	(3)	(3)
1,076	3,409	(148)	(34)	25	19
10,269	6,860	873	907	54	35
11,345	10,269	725	873	79	54

Consolidated Statements of Changes in Shareholders' Equity

For the fiscal years ended September 30, 2003 and 2002 (in millions of €)

	Common stock	Additional paid-in capital	Retained earnings
Balance at October 1, 2001	2,665	4,901	19,762
Net income	–	–	2,597
Change in currency translation adjustment	–	–	–
Change in unrealized gains and losses	–	–	–
Total comprehensive income	–	–	2,597
Dividends paid	–	–	(888)
Issuance of common stock	6	152	–
Purchase of common stock	–	–	–
Re-issuance of treasury stock	–	–	–
Balance at September 30, 2002	2,671	5,053	21,471
Net income	–	–	2,445
Change in currency translation adjustment	–	–	–
Change in unrealized gains and losses	–	–	–
Total comprehensive income	–	–	2,445
Dividends paid	–	–	(896)
Issuance of common stock	2	20	–
Purchase of common stock	–	–	–
Re-issuance of treasury stock	–	–	–
Balance at September 30, 2003	2,673	5,073	23,020

Accumulated other comprehensive income (loss)					
Cumulative translation adjustment	Available-for-sale securities	Derivative instruments	Minimum pension liability	Treasury shares at cost	Total
401	54	23	(3,994)	–	23,812
–	–	–	–	–	2,597
(533)	–	–	–	–	(533)
–	(239)	36	(1,418)	–	(1,621)
(533)	(239)	36	(1,418)	–	443
–	–	–	–	–	(888)
–	–	–	–	–	158
–	–	–	–	(167)	(167)
–	–	–	–	163	163
(132)	(185)	59	(5,412)	(4)	23,521
–	–	–	–	–	2,445
(695)	–	–	–	–	(695)
–	268	24	(978)	–	(686)
(695)	268	24	(978)	–	1,064
–	–	–	–	–	(896)
–	–	–	–	–	22
–	–	–	–	(127)	(127)
–	–	–	–	131	131
(827)	83	83	(6,390)	–	23,715

Segment Information

As of and for the fiscal years ended September 30, 2003 and 2002 (in millions of €)

	New orders (unaudited)		External sales		Intersegment sales		Total sales	
	2003	2002	2003	2002	2003	2002	2003	2002
Operations Groups								
Information and Communication Networks (ICN)	7,070	8,697	6,592	9,169	530	478	7,122	9,647
Information and Communication Mobile (ICM)	9,960	11,538	9,811	10,910	153	135	9,964	11,045
Siemens Business Services (SBS)	5,226	6,256	3,964	4,212	1,241	1,561	5,205	5,773
Automation and Drives (A&D)	8,476	8,728	7,159	7,430	1,216	1,205	8,375	8,635
Industrial Solutions and Services (I&S)	3,955	4,120	2,907	3,378	1,105	1,102	4,012	4,480
Siemens Dematic (SD)	2,599	2,810	2,444	2,894	156	101	2,600	2,995
Siemens Building Technologies (SBT)	4,775	5,601	4,706	5,291	284	328	4,990	5,619
Power Generation (PG)	7,302	10,586	6,949	9,398	18	48	6,967	9,446
Power Transmission and Distribution (PTD)	3,586	4,429	3,188	3,928	211	271	3,399	4,199
Transportation Systems (TS)	4,674	5,247	4,668	4,349	29	18	4,697	4,367
Siemens VDO Automotive (SV)	8,375	8,515	8,365	8,491	10	24	8,375	8,515
Medical Solutions (Med)	7,835	8,425	7,345	7,604	77	19	7,422	7,623
Osram	4,172	4,363	4,113	4,308	59	55	4,172	4,363
Other operations[5]	1,840	1,895	1,129	1,238	728	785	1,857	2,023
Total Operations Groups	**79,845**	**91,210**	**73,340**	**82,600**	**5,817**	**6,130**	**79,157**	**88,730**
Reconciliation to financial statements								
Corporate items, pensions and eliminations	(6,916)	(7,688)	192	244	(5,605)	(5,847)	(5,413)	(5,603)
Other interest expense	–	–	–	–	–	–	–	–
Gains on sales and dispositions of significant business interests	–	–	–	–	–	–	–	–
Other assets related reconciling items	–	–	–	–	–	–	–	–
Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	**72,929**	**83,522**	**73,532**	**82,844**	**212**	**283**	**73,744**	**83,127**
Financing and Real Estate Groups								
Siemens Financial Services (SFS)	532	582	433	436	99	146	532	582
Siemens Real Estate (SRE)	1,592	1,612	265	243	1,327	1,369	1,592	1,612
Eliminations	–	–	–	–	(12)	(8)	(12)	(8)
Total Financing and Real Estate	**2,124**	**2,194**	**698**	**679**	**1,414**	**1,507**	**2,112**	**2,186**
Eliminations, reclassifications and Corporate Treasury	**3**	**498**	**3**	**493**	**(1,626)**	**(1,790)**	**(1,623)**	**(1,297)**
Siemens worldwide	**75,056**	**86,214**	**74,233**	**84,016**	**–**	**–**	**74,233**	**84,016**

(1) Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2) Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3) Intangible assets, property, plant and equipment, acquisitions, and investments.
(4) Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5) Other operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(6) Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

Group profit[1]		Net capital employed[2]		Net cash from operating and investing activities		Capital spending[3]		Amortization, depreciation and impairments[4]	
2003	2002	9/30/03	9/30/02	2003	2002	2003	2002	2003	2002
(366)	(691)	722	1,100	106	711	219	415	447	850
180	96	1,367	1,973	692	594	347	453	326	368
13	101	294	264	(62)	173	193	222	255	282
806	723	1,925	2,197	1,060	1,019	281	248	231	240
(41)	(198)	167	315	54	(107)	45	60	52	56
(218)	45	877	975	(170)	(70)	42	71	55	62
101	195	1,447	1,778	375	295	82	133	144	155
1,171	1,582	1,712	(144)	(448)	662	1,120	300	163	184
207	109	798	928	387	149	65	92	65	75
284	247	(252)	(741)	(217)	95	120	135	65	64
418	65	3,949	3,746	184	224	569	534	400	435
1,118	1,018	3,128	3,414	845	1,124	321	321	227	206
410	365	2,074	2,436	528	284	280	330	268	289
212	99	1,515	535	(362)	89	520	50	64	51
4,295	**3,756**	**19,723**	**18,776**	**2,972**	**5,242**	**4,204**	**3,364**	**2,762**	**3,317**
(1,576)	(1,282)	(3,781)	(3,021)	(2,504)[6]	(1,215)[6]	33	3,835	132	123
(88)	(96)	–	–	–	–	–	–	–	–
–	936	–	–	–	–	–	–	–	–
–	–	48,533	51,944	–	–	–	–	–	–
2,631	**3,314**	**64,475**	**67,699**	**468**	**4,027**	**4,237**	**7,199**	**2,894**	**3,440**
Income before income taxes		**Total assets**							
269	216	8,445	8,681	(312)	282	237	283	220	271
206	229	3,607	4,090	351	309	169	317	220	206
–	–	(465)	(561)	(85)[6]	(133)[6]	–	–	–	–
475	**445**	**11,587**	**12,210**	**(46)**	**458**	**406**	**600**	**440**	**477**
266	**(284)**	**1,543**	**(1,970)**	**1,351[6]**	**269[6]**	**–**	**214**	**–**	**209**
3,372	**3,475**	**77,605**	**77,939**	**1,773**	**4,754**	**4,643**	**8,013**	**3,334**	**4,126**

	2003	2002	2001	2000	1999
Sales and earnings (in millions of euros)					
Net sales	74,233	84,016	87,000	77,484	68,069
Gross profit on sales	20,883	23,206	23,105	21,535	17,909
Research and development expenses	5,067	5,819	6,782	5,848	5,260
as a percentage of sales	6.8	6.9	7.8	7.5	7.7
Net income	2,445	2,597	2,088	8,860	1,209
Assets, liabilities and shareholders' equity (in millions of euros)					
Current assets	43,489	44,062	51,013	49,091	44,850
Current liabilities	32,028	34,712	44,524	36,855	31,049
Debt	13,178	12,346	12,610	9,338	7,492
Long-term debt	11,433	10,243	9,973	6,734	4,753
Net debt(1)	(379)	(751)	(4,017)	841	6,103
Pension plans and similar commitments	5,843	5,326	4,721	2,473	11,540
Shareholders' equity	23,715	23,521	23,812	28,480	19,138
as a percentage of total assets	31	30	26	35	27
Total assets	77,605	77,939	90,118	81,654	71,720
Cash flows (in millions of euros)					
Net cash provided by operating activities	5,712	5,564	7,016	6,154	3,640
Amortization, depreciation and impairments	3,334	4,126	6,264	4,652	3,594
Net cash used in investing activities	(3,939)	(810)	(5,886)	(435)	(2,876)
Additions to intangible assets, property, plant and equipment	(2,852)	(3,894)	(7,048)	(5,544)	(3,998)
Net cash used in financing activities	(487)	(859)	(95)	(1,174)	(1,111)
Net increase (decrease) in cash and cash equivalents	953	3,394	940	4,725	(292)
Employees					
Employees(2) (in thousands)	417	426	484	448	437
Employee costs (in millions of euros)	25,752	27,195	27,102	26,601	23,126

(1) Net debt includes four positions from the Consolidated Balance Sheets: Cash and cash equivalents, Marketable securities, Short-term debt and current maturities of long-term debt and Long-term debt.
(2) Without temporary student workers and trainees.
(3) Data reflect stock split (one additional share for two existing shares) effective April 30, 2001.
(4) To be proposed at the Annual Shareholders' Meeting.
(5) XETRA closing prices, Frankfurt.

Key capital market data[3] (in euros, unless otherwise indicated)	2003	2002	2001	2000	1999
EVA (in millions of euros)	449	617	(743)	7,095	–
Earnings per share	2.75	2.92	2.36	9.97	1.36
Diluted earnings per share	2.75	2.92	2.36	9.96	1.36
Dividend per share	1.10[4]	1.00	1.00	1.60	0.67
Siemens stock price[5]					
High	58.32	78.52	105.77	127.67	57.53
Low	32.05	34.00	37.50	50.65	26.93
Year-end (September 30)	51.14	34.00	41.89	97.33	51.60
Siemens stock performance over prior year (in percentage points)					
Compared to DAX index	+ 36.34	+ 18.25	– 19.84	+ 57.88	+ 63.23
Compared to Dow Jones STOXX index	+ 44.81	+ 7.87	– 28.30	+ 63.95	+ 47.85
Number of shares (in millions)	891	890	888	883	892
Market capitalization (in millions of euros)	45,559	30,273	37,208	85,939	46,037
Credit rating of long-term debt					
Standard & Poor's	AA–	AA–	AA	AA	AA
Moody's	Aa3	Aa3	Aa3	Aa3	Aa3

Quarterly data (in millions of euros)	2003	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Net sales	74,233	19,778	17,380	18,230	18,845
Net income	2,445	724	632	568	521

Quarterly data (in millions of euros)	2002	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Net sales	84,016	21,290	20,482	21,258	20,986
Net income	2,597	53	725	1,281	538

Siemens AG – Statement of income and balance sheet*
(condensed version) (in billions of euros)

Years ended September 30	2003	2002
Net sales	27.1	27.7
Cost of sales	(19.9)	(21.1)
Gross profit on sales	7.2	6.6
Other functional costs	(8.0)	(9.0)
Other income and expense, net	1.9	3.1
Income before income taxes	1.1	0.7
Income taxes	(0.1)	0.3
Net income	1.0	1.0
Profit available for distribution	1.0	0.9

* Prepared in accordance with the German Commercial Code (HGB).

As of September 30	2003	2002
Property, plant equipment	1.5	1.7
Investments	37.6	26.4
Noncurrent	39.1	28.1
Inventories	–	–
Accounts receivable	14.5	19.2
Marketable securities, liquid assets	10.9	10.6
Total assets	64.5	57.9
Shareholders' equity	14.6	14.1
Accrued liabilities and special reserves	17.4	17.4
Debt	0.4	0.3
Other liabilities	32.1	26.1
Total shareholders' equity and liabilities	64.5	57.9

Glossary

A

Accumulated benefit obligation (ABO)	A measure to determine a company's pension-related "additional minimum liability." The ABO is based on the same computational methodologies as the projected benefit obligation (PBO), except for compensation levels. The ABO applies to past and current compensation levels. It does not incorporate compensation increases.
Asset management	The process of managing corporate assets in order to enhance operational efficiency while minimizing costs and associated risks.

B

Backstop facility	Bank line of credit to provide liquidity support to an organization in the event of unfavorable capital markets.
Benchmarking	A technique used to compare the products, services, processes and financials within an organization, in relation to "best of practice" in other similar organizations.
Business portfolio	The aggregate total of business areas in which Siemens is active.

C

Captive finance unit	A financial services unit organized as a business within an industrial enterprise that offers financial solutions primarily to customers of the operating groups of that enterprise.
Cash flow	The net cash inflow or outflow for a specific time period.
Cash management	The management of cash and cash equivalents within an organization to optimize financial activities.
Consolidated financial statements	Financial statements that bring together all assets, liabilities, net worth, and operating figures of two or more affiliated companies, as though the business were in fact a single economic entity. Duplications in items are eliminated so that the combined figures do not show more assets and equities than actually exist.
Corporate Treasury	A corporate function responsible for ensuring the availability of company-wide financing and cash management, including consulting services involving issues of corporate finance, interest rates and currencies, liquidity management and all other questions related to the financial management of operations.
Cost of capital	The rate that a company must pay for its capital.

D

Debt-to-equity ratio	Total long-term debt divided by total shareholders' equity. This is a measure of leverage – the use of borrowed money to enhance the return on shareholders' equity. The higher the ratio, the greater the leverage.
Deferred taxes	Assets and liabilities in the balance sheet arising from the different treatment of transactions for financial and tax reporting purposes.
Derivative	A financial instrument that derives its value from the price or expected price of an underlying asset (e.g. a security, currency or bond).

E

Equity method	Valuation method used to account for holdings in companies whose business policy can be significantly influenced (associated companies).
EVA	Short for "economic value added." As a measure, EVA is equal to net operating profit after taxes (NOPAT) less a charge for the capital employed in the business (cost of capital).
Expected long-term rate of return on pension plan assets	Represents the average rate of earnings expected on plan assets.

F

Financing and Real Estate	The worldwide leasing, lending, financing and real estate activities of Siemens Financial Services (SFS) and Siemens Real Estate (SRE).
Fully diluted	Earnings per share are fully diluted when they reflect the effects of exercising stock options or warrants or converting convertible securities.
Functional costs	Functional costs include cost of sales, R&D expenses, marketing and selling expenses, and general administration expenses.
Funded status of a pension plan	The difference between a pension plan's projected benefit obligation (PBO) and the fair market value of assets designated to the pension plan (plan assets) as of a specific date.

G

GASC	Short for "German Accounting Standards Committee." An independent registered association to develop, among other things, accounting standards for application in the area of consolidated financial reporting.

German GAAP	Short for "Generally Accepted Accounting Principles in Germany." The accounting concepts, measurements, techniques and standards of presentation used in financial statements in Germany pursuant to the German Commercial Code (HGB).
Goodwill	The excess of the fair value of net assets acquired over cost resulting from a business combination accounted for as a purchase.
Group profit	Measure of individual Group profit or loss. Earnings before financing interest, certain pension costs and income taxes.

H

Hedging	A strategy used to minimize exposure to changes in prices, interest rates or exchange rates by means of derivative financial instruments (options, swaps, forward contracts, etc.).

J

Joint venture	A form of business partnership between two or more companies to engage in a commercial enterprise with mutual sharing of profits and losses.

M

Medium Term Note Program	Flexible financing framework providing for the issuance of notes in rotation in the context of a program unrestricted in time (constant issue). The notes may be issued in several tranches, with terms and conditions and time of issue being determined in accordance with then current goals and prevailing market conditions.
Moody's Investors Service	Independent rating agency that provides evaluation of securities investment and credit risk.

N

Net capital employed	Consists of long-term assets plus excess of current assets over current non-interest-bearing liabilities.
Net cash from operating and investing activities	Total of cash provided by (used in) operating and investing activities as determined in the statement of cash flow.
Net periodic pension cost	The amount of pension costs recorded in the statement of income. Net periodic pension cost components include service cost, interest cost, expected return on plan assets, amortization of unrecognized prior service cost (if any), gains or losses recognized and amortized after exceeding a certain corridor (if any), amortization of unrecognized initial net obligation and/or initial net asset.

O

Operations	The most important of the three major components of Siemens. Operations comprises all activities of the Siemens organization worldwide with the exception of Financing and Real Estate and Corporate Treasury.

P

Projected benefit obligation (PBO)	A measure to determine pension liabilities. The PBO is the actuarial present value as of a specific date of employees' vested and non-vested pension benefits incorporating compensation increases, attributable to employee services performed as of that date.

R

R&D	Short for "research and development."
Rating	Standardized evaluation of issuers' credit standing and debt instruments, carried out by specialized agencies (such as Standard & Poor's or Moody's Investors Service).
Risk management	Systematic process of identifying, assessing and monitoring various financial risk factors and of selecting and implementing measures to handle them.

S

SEC	Short for "Securities and Exchange Commission." The primary federal agency in the U.S. responsible for regulating the financial reporting practices of most publicly owned corporations in connection with the buying and selling of stocks and bonds.
Standard & Poor's	Independent rating agency that provides evaluation of securities investment and credit risk.
Stock options	Form of employee incentive and compensation. The employee is given an option to purchase a company's shares if certain targets are met under specified conditions.

U

UMTS	Short for "Universal Mobile Telecommunications System." Third-generation mobile communications standard that will provide broadband services optimized for high-speed data, mobile Internet and applications based on intranets, extranets and mobile multimedia.
U.S. GAAP	Short for "United States Generally Accepted Accounting Principles." The accounting concepts, measurements, techniques and standards of presentation applicable to financial statements in the U.S.

V

Volatility	The degree of fluctuation for a given price or rate, such as a stock price or currency exchange rate.

Siemens AG
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
Internet: http://www.siemens.com

Please use the attached postcard to order copies of the unabridged version of the Annual Report:

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- **Siemens Rapport annuel 2003**
- **Siemens Memoria del ejercicio 2003**

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SIEMENS

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Unabridged version

- ☐ Annual Report 2003 (English)
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- ☐ Memoria del ejercicio 2003 (Spanish)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22 , 2003

SIEMENS AKTIENGESELLSCHAFT

Name: Dr. Klaus Patzak
Title: Vice President and Corporate Controller

Name: Daniel Satterfield
Title: Director